                                                      REGISTRATION NO. 333-

                                                       REGISTRATION NO. 811-4235
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             REGISTRATION STATEMENT
                                     UNDER
                         THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                        PRE-EFFECTIVE AMENDMENT NO. [ ]
                        POST-EFFECTIVE AMENDMENT NO. [ ]

                        MONY AMERICA VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                                 1740 BROADWAY

                            NEW YORK, NEW YORK 10019
                    (Address of Principal Executive Office)

                              EDWARD P. BANK, ESQ.

                   VICE PRESIDENT AND DEPUTY GENERAL COUNSEL
                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (Name and Address of Agent for Service)

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

     Pursuant to Rule 24-f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
---------------
STATEMENT PURSUANT TO RULE 24F-2

     The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998.
================================================================================

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
 1..........................................  Cover Page
 2..........................................  Cover Page
 3..........................................  Not Applicable
 4..........................................  DISTRIBUTION OF THE POLICY
 5..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
 6..........................................  MONY America Variable Account L
 7..........................................  Not required
 8..........................................  Not required
 9..........................................  Legal Proceedings
10..........................................  THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; CHARGES AND DEDUCTIONS; OTHER
                                                INFORMATION; VOTING OF FUND SHARES; MORE ABOUT THE
                                                POLICY
11..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
12..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE FUNDS; PURCHASE OF PORTFOLIO SHARES BY THE
                                                VARIABLE ACCOUNT
13..........................................  THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
14..........................................  THE POLICY
15..........................................  THE POLICY
16..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND
                                                THE VARIABLE ACCOUNT
17..........................................  THE POLICY
18..........................................  THE FUNDS; THE POLICY; INFORMATION ABOUT COMPANY AND THE
                                                VARIABLE ACCOUNT
19..........................................  VOTING OF FUND SHARES; MORE ABOUT THE POLICY
20..........................................  Not applicable
21..........................................  THE POLICY
22..........................................  Not applicable
23..........................................  Not applicable
24..........................................  IMPORTANT TERMS; MORE ABOUT THE POLICY
25..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
26..........................................  Not applicable

ITEM NO. OF
FORM N-8B-2                                                    CAPTION IN PROSPECTUS
-----------                                                    ---------------------
27..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
28..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
29..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
30..........................................  Not applicable
31..........................................  Not applicable
32..........................................  Not applicable
33..........................................  Not applicable
34..........................................  Not applicable
35..........................................  MORE ABOUT THE POLICY
36..........................................  Not applicable
37..........................................  Not applicable
38..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                MORE ABOUT THE POLICY
39..........................................  MORE ABOUT THE POLICY
40..........................................  Not applicable
41..........................................  MORE ABOUT THE POLICY
42..........................................  Not applicable
43..........................................  Not applicable
44..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
45..........................................  Not applicable
46..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
47..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
                                                THE POLICY; MORE ABOUT THE POLICY
48..........................................  Not applicable
49..........................................  Not applicable
50..........................................  INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
51..........................................  Cover Page; INFORMATION ABOUT THE COMPANY AND THE
                                                VARIABLE ACCOUNT; THE POLICY; MORE ABOUT THE POLICY
52..........................................  OTHER INFORMATION
53..........................................  OTHER INFORMATION
54..........................................  Not applicable
55..........................................  Not applicable
56..........................................  Not required
57..........................................  Not required
58..........................................  Not required
59..........................................  FINANCIAL STATEMENTS

                                   PROSPECTUS
                            DATED SEPTEMBER 1, 1998

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                                   ISSUED BY

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                        MONY AMERICA VARIABLE ACCOUNT L

    This prospectus describes a flexible premium variable universal life insurance policy (individually, the "Policy," and collectively, the "Policies") offered by MONY Life Insurance Company of America (the "Company"), a wholly-owned subsidiary of The Mutual Life Insurance Company of New York ("Mutual of New York"). The Policy, for so long as it remains in force, provides lifetime insurance protection on the Insured named in the Policy through the Maturity Date. The Policy is designed to provide maximum flexibility in connection with premium payments and death benefits by permitting, subject to certain restrictions, the frequency and amount of premium payments to vary and the death benefit payable under the Policy to increase or decrease. A Policy may also be surrendered for its Cash Value.
    The Company will pay the death proceeds when the Insured dies if the Policy is still in force. The death proceeds will equal the death benefit, less any Outstanding Debt and any charges due during the Grace Period. The Policy will remain in force as long as the Cash Value remains positive. If at all times during the first three Policy years, the sum of premiums paid less any Outstanding Debt and Partial Surrenders taken (excluding their fees) is greater than or equal to the Minimum Monthly Premium times the number of completed months this Policy has been in force or its Cash Value is greater than zero, the Policy and all Rider coverages will not lapse. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and most Rider coverages will remain in force for the Guarantee Period if the required premiums (less Partial Surrenders taken (and their fees)) less Outstanding Debt have been paid. The Guaranteed Death Benefit Rider is not available in all states.
    The Policy permits the choice of two death benefit Options: under Option 1, the death benefit remains fixed at the Specified Amount chosen; under Option 2, the death benefit equals the Specified Amount plus Fund Value (under certain circumstances the death benefit under either Option may be greater). Under Option 2, the death benefit will vary daily with the investment performance of the Subaccounts for any Policy Owner who has allocated net premiums to the Variable Account. Under either Option, for so long as the Policy remains in force, the death benefit will never be less than the current Specified Amount.
    The Policy also permits an owner of the Policy to obtain loans from the Company in amounts up to 90% of the Cash Value of the Policy, and it permits an Owner to surrender a part or all of the Policy and receive the Cash Value of the Policy.
    Net premiums may be allocated at the Policy Owner's discretion to one or more of the Subaccounts that comprise a separate account of the Company called the MONY America Variable Account L (the "Variable Account"), or to the Guaranteed Interest Account of the Company. Any portion of a net premium allocated to one or more of the Subaccounts is used to purchase shares of the corresponding Portfolios of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust"). The available Portfolios of the MONY Series Fund currently are: the Money Market Portfolio, the Government Securities Portfolio, the Intermediate Term Bond Portfolio, and the Long Term Bond Portfolio. The available Portfolios of the Accumulation Trust are: the Equity Income Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Equity Portfolio, the Managed Portfolio, the Capital Appreciation Portfolio, the Small Company Growth Portfolio, the Small Cap Portfolio, the International Growth Portfolio, and the High Yield Bond Portfolio. The Loan Account represents amounts set aside as collateral for any Policy Debt.
    To the extent that all or a portion of net premiums are allocated to the Variable Account, the Fund Value under the Policy will vary based upon the investment performance of the Subaccounts to which the Fund Value is allocated. Net premiums allocated to the Guaranteed Interest Account are assets of the General Account of the Company. The Fund Value in the Guaranteed Interest Account will accrue interest at an interest rate that is guaranteed by the Company. No minimum amount of Fund Value is guaranteed, except to the extent premiums are allocated to the Guaranteed Interest Account.
    A Policy may be returned during the Right to Return Policy Period (see "Right to Examine a Policy -- Right to Return Policy Period," page 17), during which time net premium payments earn an interest rate guaranteed by the Company.
    It may not be advantageous to replace existing insurance with the Policy. This prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Guaranteed Interest Account, see "The Guaranteed Interest Account," page 10.
    In pursuing its investment objective, the High Yield Bond Subaccount purchases shares of the High Yield Bond Portfolio which may invest significantly in lower rated bonds, commonly referred to as "Junk Bonds". Bonds of this type are considered to be speculative with regard to the payment of interest and return of principal. Investment in these types of securities have special risks and, therefore, may not be suitable for all investors. Investors should carefully assess the risks associated with allocating premium payments to this subaccount.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
   PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR MONY SERIES FUND, INC.
 AND ENTERPRISE ACCUMULATION TRUST. THESE PROSPECTUSES SHOULD BE READ CAREFULLY
                       AND RETAINED FOR FUTURE REFERENCE.
                             ---------------------

                     MONY LIFE INSURANCE COMPANY OF AMERICA
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
TABLE OF CONTENTS.....................    i
IMPORTANT TERMS.......................    1
SUMMARY OF THE POLICY.................    3
  Purpose of the Policy...............    3
  Policy Values.......................    3
  The Death Benefit...................    3
  Premium Features....................    4
  Allocation Options..................    4
  Transfer of Fund Value..............    5
  Policy Loans........................    5
  Full Surrender......................    5
  Partial Surrender...................    5
  Right to Return Policy Period.......    6
  Grace Period and Lapse..............    6
  Charges and Deductions..............    6
     Deductions from Premiums.........    6
     Daily Deduction from the Variable
       Account........................    6
     Deductions from Fund Value.......    7
     Surrender Charge.................    7
     Transaction and Other Charges....    7
  Tax Treatment of Increases in Fund
     Value............................    8
  Tax Treatment of Death Benefit......    8
  The Guaranteed Interest Account.....    8
  Contacting the Company..............    8
INFORMATION ABOUT THE COMPANY AND THE
  VARIABLE ACCOUNT....................    8
  MONY Life Insurance Company of
     America..........................    8
  MONY America Variable Account L.....    9
  The Funds...........................    9
  Purchase of Portfolio Shares by the
     Variable Account.................   11
     The Money Market Portfolio.......   12
     The Government Securities
       Portfolio......................   12
     The Intermediate Bond
       Portfolio......................   12
     The Long Term Bond Portfolio.....   12
     The Equity Income Portfolio......   12
     The Growth and Income
       Portfolio......................   12
     The Growth Portfolio.............   12
     The Equity Portfolio.............   12
     The Capital Appreciation
       Portfolio......................   13
     The Managed Portfolio............   13
     The Small Company Growth
       Portfolio......................   13
     The Small Company Value
       Portfolio......................   13
     The International Growth
       Portfolio......................   13
     The High Yield Bond Portfolio....   13
THE POLICY............................   14
  Application for a Policy............   14
     Temporary Insurance Coverage.....   14

                                        PAGE
                                        ----
     Initial Premium Payment..........   15
     Policy Date......................   15
     Risk Classification..............   15
  Right to Examine a Policy -- Right
     to Return Policy Period..........   16
  Premiums............................   16
     Premium Flexibility..............   16
     Scheduled Premium Payments
       (Planned Premium Payments).....   16
     Guaranteed Death Benefit Rider...   17
     Modified Endowment Contracts.....   17
     Unscheduled Premium Payments.....   17
     Premium Payments Affect the
       Continuation of the Policy.....   18
  Allocation of Net Premiums..........   18
  Death Benefits Under the Policy.....   18
     Option 1. .......................   19
     Option 2. .......................   19
     Examples of Options 1 and 2......   19
     Changes in Death Benefit
       Option.........................   20
  Changes in Specified Amount.........   20
     Increases........................   21
     Decreases........................   21
  Guaranteed Death Benefit............   21
  Other Optional Insurance Benefits...   22
     Primary Insured Term Rider.......   22
     Waiver of Monthly Deductions
       Rider..........................   22
     Waiver of Specified Premium
       Rider..........................   23
     Accidental Death Benefit Rider...   23
     Purchase Option Rider............   23
     Spouse's Term Rider..............   23
     Children's Term Insurance
       Rider..........................   23
     Benefits at Maturity.............   23
  Policy Values.......................   24
     Fund Value.......................   24
     Cash Value.......................   24
  Determination of Fund Value.........   24
  Calculating Unit Values for Each
     Subaccount.......................   25
  Transfer of Fund Value..............   25
  Right to Exchange Policy............   25
  Policy Loans........................   26
  Full Surrender......................   27
  Partial Surrender...................   27
  Grace Period and Lapse..............   28
     Special Rule for First Three
       Policy Years...................   28
     If Guaranteed Death Benefit Rider
       Is Not in Effect...............   28
     If Guaranteed Death Benefit Rider
       Is in Effect...................   29
     Reinstatement....................   29

                                        PAGE
                                        ----
CHARGES AND DEDUCTIONS................   30
  Deductions from Premiums............   30
     Sales Charge.....................   30
     Tax Charges......................   30
  Daily Deductions from the Variable
     Account..........................   30
     Mortality and Expense Risk
       Charge.........................   30
  Monthly Deductions from Fund
     Value............................   31
     Cost of Insurance................   31
     Administrative Charge............   31
     Per $1,000 Specified Amount
       Charge.........................   32
     Guaranteed Death Benefit
       Charge.........................   32
     Other Optional Insurance Benefits
       Charges........................   32
  Surrender Charge....................   32
     Effect of Changes in Specified
       Amount on Charges..............   33
  Corporate Purchasers................   33
  Transaction and Other Charges.......   33
  Fees and Expenses of the Fund.......   33
  Guarantee of Certain Charges........   34
OTHER INFORMATION.....................   34
  Federal Income Tax Considerations...   34
     Definition of Life Insurance.....   35
     Diversification Requirements.....   35
     Tax Treatment of Policies........   35
     Conventional Life Insurance
       Policies.......................   36
     Modified Endowment Contracts.....   36
     Reasonableness Requirement for
       Charges........................   37
     Pension and Profit-Sharing
       Plans..........................   37
     Other Employee Benefit
       Programs.......................   38
     Other............................   38
  Charge for Company Income Taxes.....   38
  Voting of Fund Shares...............   38
  Disregard of Voting Instructions....   39
  Report to Policy Owners.............   39
  Substitution of Investment and Right
     to Change Operations.............   39

                                        PAGE
                                        ----
  Changes to Comply with Law..........   40
PERFORMANCE INFORMATION...............   40
THE GUARANTEED INTEREST ACCOUNT.......   41
  General Description.................   41
  Death Benefit.......................   41
  Policy Charges......................   42
  Transfers...........................   42
  Surrenders and Policy Loans.........   42
MORE ABOUT THE POLICY.................   43
  Ownership...........................   43
     Joint Owners.....................   43
  Beneficiary.........................   43
  The Policy..........................   43
  Notification and Claims
     Procedures.......................   43
  Payments............................   43
  Payment Plan/Settlement
     Provisions.......................   44
  Payment in Case of Suicide..........   44
  Assignment..........................   44
  Errors on The Application...........   44
  Incontestability....................   44
  Policy Illustrations................   45
  Distribution of The Policy..........   45
MORE ABOUT THE COMPANY................   46
  Management..........................   46
  State Regulation....................   46
  Telephone Transfer Privileges.......
  Legal Proceedings...................
  Legal Matters.......................
  Experts.............................
  Registration Statement..............
  Independent Accountants.............
  Financial Statements................
Index to Financial Statements.........
Appendix A............................  A-1
Appendix B............................  B-1
Appendix C............................  C-1

                                IMPORTANT TERMS

     Administrative Office -- The Company's administrative office at 1740 Broadway, New York, New York, 10019. "Administrative Office" also includes the Company's Syracuse Operations Center at 1 MONY Plaza, Syracuse, N.Y. 13202.

     Age -- The Insured's age as of his or her last birthday on the Policy Date, increased by the number of complete Policy Years elapsed.

     Beneficiary -- The person or persons named by the Policy Owner in the application or by proper later designation to receive the death benefit proceeds upon the death of the Insured.

     Business Day -- Each date on which the Variable Account is valued, which currently includes each day that the New York Stock Exchange is open for trading or any other day on which there is sufficient trading in the securities of a Portfolio of the Funds to affect materially the unit value of the corresponding Subaccount of the Variable Account.

     Cash Value -- The Fund Value for the Policy less the Surrender Charge and less any Outstanding Debt.

     Company, the -- MONY Life Insurance Company of America.

     Funds -- MONY Series Fund, Inc. and Enterprise Accumulation Trust.

     Fund Value -- The Fund Value is the sum of the amounts under the Policy held in each Subaccount of the Variable Account and the Guaranteed Interest Account, as well as any amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     General Account -- All assets of the Company other than those allocated to the Variable Account or to any other segregated separate account of the Company.

     Guaranteed Interest Account -- An account that is part of Company's General Account to which all or a portion of net premium payments may be allocated for accumulation at a fixed rate of interest (which may not be less than 4.5%) declared by Company.

     Guarantee Period -- The period during which the Specified Amount is guaranteed under the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available in all states. See "Guaranteed Death Benefits", page 23.

     Insured -- The person upon whose life the Policy is issued and whose death is the contingency upon which the death benefit proceeds are payable.

     Loan Account -- An account to which amounts are transferred from the Subaccounts and the Guaranteed Interest Account as collateral for any Outstanding Debt. The Loan Account is part of the Company's General Account, and it accumulates interest at a rate not less than 4.5%.

     Maturity Date -- The Policy Anniversary on which the Insured is Age 100.

     Minimum Monthly Premium -- The amount determined by the Company which is necessary to keep the Policy in force for the first three Policy Years and in certain circumstances, for the first three Policy Years following an increase in Specified Amount.

     Monthly Anniversary Day -- The day each month on which the monthly deduction is due against the Fund Value. The first Monthly Anniversary Day is the Policy Date.

     Outstanding Debt -- The unpaid loan balance including accrued loan interest due and unpaid.

     Partial Surrender -- The surrender of a portion of the Policy. At least $500 of Cash Value must remain after a Partial Surrender, or a full surrender of the Policy will be required.

     Planned Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at selected intervals over a specified period of time. Within specified limits, premiums in excess of Planned Premium Payments may be paid. Planned Premium Payments may be changed at any time. For policies offered or issued for delivery outside the Commonwealth of Massachusetts, see the term "Scheduled Premium Payments".

     Policy Date -- The date set forth on page 1 of the Policy that is used to determine the Monthly Anniversary Day, Policy months, and Policy years. Policy monthly, quarterly, semiannual and annual Anniversaries are measured from the Policy Date. Each Policy month starts on the same date in each calendar month as that specified as the Policy Date. Where the Policy Date is the 29th, 30th, or 31st of a month, and there is no such date in a calendar month, the Policy month for such month will start on the last day of that calendar month.

     Policy Owner or Owner -- The person who owns the Policy. The Policy Owner will be the Insured unless otherwise stated in the application. If the Policy has been absolutely assigned, the assignee becomes the Policy Owner. A collateral assignee is not the Owner.

     Portfolio(s) -- The separate investment portfolios of the Funds.

     Rider -- The addendum to a Policy which adds an optional insurance benefit to the Policy.

     Right to Return Policy Period -- The Period which follows the application for the Policy and its issuance to the Policy Owner. During the Right to Return Policy Period which follows the issuance of the Policy, the Policy Owner may cancel the Policy and receive a refund.

     Scheduled Premium Payments -- The premium amount specified on the application as the amount the Policy Owner intends to pay at fixed intervals over a specified period of time. Within specified limits, premiums in excess of the Scheduled Premium Payments may be paid. Scheduled Premium Payments may be changed at any time. For policies offered or issued for delivery in the Commonwealth of Massachusetts, see the term "Planned Premium Payments".

     Specified Amount -- The minimum death benefit for so long as the Policy remains in force. The Specified Amount may be increased or decreased under certain circumstances.

     Subaccounts -- The subdivisions of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of one of the Funds.

     Surrender Charge -- A contingent deferred charge. The Surrender Charge is determined for the initial Specified Amount of the Policy and for each increase in Specified Amount.

     Transaction Date -- The date the Company receives a premium or acceptable written or telephone request at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day or after the close of business on a Business Day (i.e., after 4:00 p.m. Eastern Time or such other time as determined by the Company), the Transaction Date will be the next Business Day.

     Unit -- The bookkeeping measure used to value the amounts allocated to the Subaccounts of the Variable Account.

     Unit Value -- The value of the Units of each Subaccount of the Variable Account. Unit Values are calculated for each Subaccount on each Business Day.

     Valuation Period -- The period that starts at the close of a Business Day and ends at the close of the next succeeding Business Day.

     Variable Account -- The Company's Variable Account L, a separate investment account established by the Company to receive and invest the net premiums paid under the Policy.

                             SUMMARY OF THE POLICY

     This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Variable Account. The Guaranteed Interest Account is briefly described under "The Guaranteed Interest Account," on page 43 and in the Policy.

PURPOSE OF THE POLICY

     The Policy offers a Policy Owner insurance protection on the life of the Insured through the Maturity Date for so long as the Policy is in force. A maturity benefit will be paid in lieu of a death benefit when the Policy reaches the Maturity Date during the Insured's lifetime. Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Specified Amount, accumulation of cash value, and surrender and loan privileges. Unlike traditional fixed life insurance, the Policy offers a choice of investment alternatives and an opportunity for the Policy's Fund Value and its death benefit, to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other insurance policies, a Policy Owner may choose the amount and frequency of premium payments, within certain limits.

POLICY VALUES

     A Policy Owner may allocate net premium payments among the various Subaccounts that comprise the Variable Account and that invest in corresponding Portfolios of the MONY Series Fund and the Accumulation Trust. A Policy Owner may also allocate net premium payments to the Guaranteed Interest Account. The Loan Account represents amounts set aside in the General Account of the Company as collateral for Outstanding Debt.

     The Fund Value of the Policy is the sum of amounts allocated to the Subaccounts of the Variable Account, the Guaranteed Interest Account and the Loan Account. The Cash Value of the Policy is the Fund Value less the Surrender Charge less any Outstanding Debt.

     Depending on the investment experience of the selected Subaccounts, the Fund Value may increase or decrease on any day. The death benefit may or may not increase or decrease depending upon several factors, including the death benefit Option selected by the Policy Owner, although the death benefit will never decrease below the Specified Amount while the Policy is in force. There is no guarantee that the Policy's Fund Value and death benefit will increase. The Policy Owner bears the investment risk on that portion of the net premiums and Fund Value allocated to the Variable Account.

     The Policy will remain in force until the earliest of the Maturity Date, the death of the Insured, or a full surrender of the Policy, unless, before any of these events, the Policy lapses and a Grace Period expires without sufficient additional premium payment or repayment of Outstanding Debt by the Policy Owner.

     Generally, the Policy will remain in force only as long as the Cash Value is sufficient to pay all the monthly deductions. However, if the premiums paid meet the Minimum Monthly Premium requirement during the first three Policy years, the Policy and all Rider coverages will remain in force even if the Cash Value of the Policy is zero. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the effective date of the increase. If the Guaranteed Death Benefit Rider is purchased, the Specified Amount of the Policy and most Rider coverages will remain in force for the Guarantee Period if the required premiums have been paid. The amount by which the death benefit may exceed the Specified Amount is not guaranteed to remain in force during a Guarantee Period. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

THE DEATH BENEFIT

     The minimum Specified Amount for a Policy is $100,000. A Policy Owner may elect one of two Options to calculate the amount of death benefit payable under the Policy, which may increase the death benefit.

Under Option 1, the death benefit will be equal to the Specified Amount of the Policy, or, if greater, the Fund Value (determined as of the date of the Insured's death) multiplied by a death benefit percentage required by the federal tax law definition of life insurance. Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Fund Value (determined as of the date of the Insured's death) or, if greater, the Fund Value (determined as of the date of the Insured's death) multiplied by the death benefit percentage. Policy Owners seeking to have favorable investment performance reflected in increasing Fund Value should choose Option 1; Policy Owners seeking to have favorable investment performance reflected in increasing insurance coverage should choose Option 2. A Policy Owner may change the death benefit Option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 20.

     The Policy Owner may, at time of application, choose to purchase the Guaranteed Death Benefit Rider. The Rider provides a guarantee that the Specified Amount and most Rider coverages will remain in force for the Guarantee Period regardless of the amount of the Policy's Cash Value. The Rider provides a Guarantee Period to the Insured's Age 70 or ten years from the Policy Date, whichever is later. Additional premium will be required if the Rider is chosen. An extra charge will also be deducted from the Fund Value each month the Rider is in effect. See "Guaranteed Death Benefits," page 23. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

PREMIUM FEATURES

     The Company requires a Policy Owner to pay an initial premium equal to at least the Minimum Monthly Premium that is defined by the Company. Thereafter, subject to certain limitations, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums in regular intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment on either an annual, semiannual, or quarterly basis, at the option of the Policy Owner; however, the Policy Owner may not be required to pay Scheduled Premium Payments. Premiums may be paid monthly under the MONYMatic plan where the Owner authorizes the Company to withdraw Scheduled Premium Payments from the Owner's checking account each month. (For Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts, the Policy Owner will be asked to indicate on the application the amount the Policy Owner intends to pay at selected intervals. For those Policy Owners, the term "Scheduled Premium Payment" used in this Prospectus, refers to Planned Premium Payments.)

     The amount, frequency, and period of time over which a Policy Owner pays premiums may affect whether or not the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions. For more information on the tax treatment of life insurance contracts, including those classified as modified endowment contracts, see "Federal Income Tax Considerations," page 37.

     Payment of the Scheduled Premiums will not guarantee that a Policy will remain in force. See "Grace Period and Lapse," page 29. The Company also may reject a part of, or otherwise limit, any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

ALLOCATION OPTIONS

     Premium payments and Cash Values may be allocated by the Policy Owner among the various Subaccounts. Each of the Subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio (a "Portfolio") of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (collectively the "Funds"). The available Portfolios of the Funds, each of which has a different investment objective, are the Money Market Portfolio, the Government Securities Portfolio, the Intermediate Term Bond Portfolio, the Long Term Bond Portfolio, the Equity Income Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Equity Portfolio, the Managed Portfolio, the Capital Appreciation Portfolio, the Small Company Growth Portfolio, the Small Company Value Portfolio, the International Growth Portfolio, and the High Yield Bond Portfolio. See "The Funds," page 11.

     The Company is the investment manager of the MONY Series Fund. Enterprise Capital Management, Inc., a subsidiary of MONY, is the investment manager of the Accumulation Trust. 1740 Advisers, Inc., an affiliate of MONY, is the sub-investment adviser of the Equity Income Portfolio; Retirement System Investors Inc. is the sub-investment adviser of the Growth and Income Portfolio; Montag & Caldwell, Inc. is the sub-investment adviser of the Growth Portfolio. OpCap Advisors, a subsidiary of Oppenheimer Capital, is the sub-investment adviser, of the Equity and Managed Portfolios; Provident Investment Counsel, Inc. is the sub-investment adviser of the Capital Appreciation Portfolio; Pilgrim Baxter & Associates, Ltd. is the sub-investment adviser of the Small Company Growth Portfolio; Gabelli Asset Management, Inc. is the sub-investment adviser of the Small Company Value Portfolio; Brinson Partners, Inc. is the sub-investment adviser of the International Growth Portfolio; and Caywood-Scholl Capital Corporation is the sub-investment adviser of the High Yield Bond Portfolio

     The Policy Owner may choose to allocate net premium payments to any or all of the available Subaccounts constituting the Variable Account, and to the Guaranteed Interest Account.

TRANSFER OF FUND VALUE

     The Policy Owner may transfer Fund Value among the Subaccounts, and, subject to certain other limitations, between the Subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the Company's Syracuse Operations Center. See "Transfer of Fund Value," page 26.

POLICY LOANS

     The Policy Owner may borrow from the Company an amount up to 90% of the Policy's Cash Value. The Policy will be the only security required for a loan. See "Policy Loans," page 27.

     The amount of any Outstanding Debt is subtracted from the death benefit. Outstanding Debt is repaid from the proceeds of a Full Surrender. See "Full Surrender," page 28. Outstanding Debt may also impact the continuation of the Policy. See "Grace Period and Lapse," page 29.

FULL SURRENDER

     The Owner can surrender the Policy during the life of the Insured and receive its Cash Value, which is equal to the Fund Value less the Surrender Charge and less any Outstanding Debt. See "Full Surrender," page 28.

PARTIAL SURRENDER

     Partial Surrenders are available under the Policy so long as the Cash Value remaining after giving effect to the requested surrender and any fees which may be assessed as a result of the Partial Surrender exceeds any minimum requirements. If a Partial Surrender is for an amount which exceeds the amount available, it will be rejected and the request will be returned to the Policy Owner. A Partial Surrender will decrease the Specified Amount of a Policy if the Owner has elected death benefit Option 1, and it will decrease the death benefit if the death benefit is greater than the Specified Amount under either Option 1 or 2. See "Partial Surrender," at page 28.

     Among other restrictions, Partial Surrenders must be for at least $500, and the Policy's Cash Value after the surrender must be at least $500. A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value. No Surrender Charge is assessed upon a Partial Surrender.

RIGHT TO RETURN POLICY PERIOD

     A Policy Owner may obtain a full refund of the premium paid if the Policy is returned within 10 days (or longer in certain states) after the Owner receives it. During the Right to Return Policy Period, net premiums will be retained in the Company's General Account and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period", page 17.

GRACE PERIOD AND LAPSE

     Payment of Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, during the first three Policy years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement will be extended to the three Policy years following the date the increase took effect. Even if Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.

     While the Guaranteed Death Benefit Rider is in force, if on any Monthly Anniversary Day the total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under the Guaranteed Death Benefit Rider (See "Guaranteed Death Benefits", page 23.), a notice will be sent which will give the Policy Owner 61 days from the date thereof to make additional payments to the Policy. See "Grace Period and Lapse", page 29.

     The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas, and therefore, Grace Period and Lapse will be treated as if the Guaranteed Death Benefit Rider is not in effect. See "Grace Period and Lapse", page 29.

CHARGES AND DEDUCTIONS

  Deductions from Premiums

     Certain charges are deducted from each premium payment under a Policy prior to applying the net premium to the Fund Value. These charges consist of the following items:

     Sales Charge -- Sales charge varies based on the total of the Specified Amount plus Term Insurance Rider amount in force on the Policy Date. For total amounts less than $500,000, the sales charge is equal to 4% of each premium paid. For total amounts of $500,000 or more, the sales charge is equal to 3% of each premium paid.

     Tax Charge -- A state and local premium tax charge, currently equal to 2.25% of each premium, and a charge related to the federal tax treatment of deferred acquisition costs currently equal to 1.5% of each premium will be deducted to compensate the Company for these taxes. Actual state and local premium taxes vary, ranging from 0% to 4%. The Company does not expect to make a profit from this charge. (See "Tax Charges", page 31.)

  Daily Deduction from the Variable Account

     A charge is deducted from the Variable Account each day for the Mortality and Expense Risk Charge as described below.

     Mortality and Expense Risk Charge -- A charge is deducted daily from each Subaccount of the Variable Account for mortality and expense risks assumed by the Company. This charge is guaranteed not to exceed

 .000959% of the amount in the Subaccount, which is equivalent to an annual rate of .35% of Subaccount value.

  Deductions from Fund Value

     A charge called the Monthly Deduction is deducted from the Fund Value on each Monthly Anniversary Day. The monthly deduction consists of the following items:

     Cost of Insurance -- This monthly charge compensates the Company for providing life insurance coverage for the Insured. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the Policy at the beginning of each Policy Month.

     Administrative Charge -- An administrative charge of $5.00 is deducted each month.

     Monthly per $1,000 Specified Amount Charge -- For the first 15 policy years following issue or increase in Specified Amount, a per $1,000 of Specified Amount charge will apply. These per $1,000 of Specified Amount charges differ based on issue age of the coverage segment, gender and smoking status. The monthly per $1,000 factors are shown in Appendix B.

     Guaranteed Death Benefit Charge -- If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand of Policy Specified Amount and certain Rider amounts per month will be charged during the Guarantee Period. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

     Optional Insurance Benefits Charges -- The monthly deduction will include charges for any other optional insurance benefits added to the Policy by Rider.

  Surrender Charge

     The Company will assess a Surrender Charge against Fund Value upon Full Surrender of a Policy. The Surrender Charge is based on a factor per $1,000 of initial Specified Amount and grades to zero based on a grading schedule. The factors per $1,000 of initial Specified Amount vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and number of full years since the Policy was issued. For a description of the effect of changes in Specified Amount on the Surrender Charge, see "Surrender Charge", page 37.

                 GRADING PERCENTAGES                    PERCENT FOR ISSUE    PERCENT FOR ISSUE
                     POLICY YEARS                           AGES 0-75           AGES 76-85
                 -------------------                    -----------------    -----------------
1-3...................................................         80%                  80%
4.....................................................         80                   70
5.....................................................         80                   60
6.....................................................         80                   50
7.....................................................         80                   40
8.....................................................         70                   30
9.....................................................         60                   20
10....................................................         50                   10
11....................................................         40                    0
12....................................................         30                    0
13....................................................         20                    0
14....................................................         10                    0
15+...................................................          0                    0

  Transaction and Other Charges

     A Partial Surrender Fee of $10 will be assessed against the remaining Fund Value for any Partial Surrender. In addition, the Company reserves the right to charge a fee of $25 for each transfer of Fund Value.

     The operating expenses of the Variable Account are paid by the Company and certain charges, deductions, and fees are made or imposed to compensate the Company for these expenses and for the risk that the charges, deductions, and fees may not be sufficient to compensate the Company. Investment advisory fees and operating expenses of the Fund are paid by the Fund. For a description of these charges, see "Charges and Deductions," page 31.

TAX TREATMENT OF INCREASES IN FUND VALUE

     The Fund Value under the Policy is currently subject to the same federal income tax treatment as the cash value under fixed life insurance. Therefore, generally the Policy Owner will not be deemed to be in constructive receipt of the Fund Value unless and until the Policy Owner is deemed to be in receipt of a distribution from the Policy. For information on the tax treatment of the Policy and on the tax treatment of a Full Surrender, a Partial Surrender, or a Policy loan, see "Federal Income Tax Considerations," page 37.

TAX TREATMENT OF DEATH BENEFIT

     The death benefit under the Policy is currently subject to federal income tax treatment consistent with that of fixed life insurance. Therefore, generally the death benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax Considerations," page 37.

THE GUARANTEED INTEREST ACCOUNT

     The Policy Owner may allocate all or a portion of net premium payments and transfer Fund Value to the Guaranteed Interest Account, within specified limits. Amounts allocated to the Guaranteed Interest Account are held in the Company's General Account. The Company guarantees that the Fund Value allocated to the Guaranteed Interest Account will be credited interest daily at a rate equivalent to an effective annual rate of 4.5%. In addition, the Company may in its sole discretion pay interest in excess of the guaranteed amount. See "The Guaranteed Interest Account," page 43.

CONTACTING THE COMPANY

     All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

             INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT

MONY LIFE INSURANCE COMPANY OF AMERICA

     MONY Life Insurance Company of America (the "Company") is a stock life insurance company organized in the State of Arizona. The Company is currently licensed to sell life insurance and annuities in 49 states (not including New
York), the District of Columbia, the U.S. Virgin Islands, and Puerto Rico. The Company is the corporate successor of Vico Credit Life Insurance Company, incorporated in Arizona on March 6, 1969.

     The Company is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("Mutual of New York"), a mutual company organized under the laws of the State of New York in 1842. The principal office of Mutual of New York is located at 1740 Broadway, New York, New York 10019.

     In September 1997, Mutual of New York announced that it had begun the process of converting to a stock life insurance company in a process called demutualization. If completed, it is not expected that demutualization will have any material effect on the Company, the MONY America Variable Account L, or the Policies.

     At May 1, 1998, the rating assigned to the Company by A. M. Best Company, Inc., an independent insurance company rating organization, was A- (Excellent) based upon an analysis of financial condition and operating performance through the end of 1996. At the same date, Mutual of New York was rated A- (Excellent) on the same basis. The A. M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Policies.

     The Company has a service agreement with Mutual of New York whereby Mutual of New York provides the Company with such personnel, facilities, etc., as are reasonably necessary for the conduct of the Company's business. These services are provided on a cost reimbursement basis. The Company intends to administer the Policies itself, utilizing the services provided by Mutual of New York to meet its obligations under the Policies.

     MONY Securities Corp., a wholly owned subsidiary of Mutual of New York is the principal underwriter for the Policies.

MONY AMERICA VARIABLE ACCOUNT L

     The MONY America Variable Account L (the "Variable Account") is a separate investment account of the Company and at present is used only to support flexible premium variable life insurance policies. The assets in the Variable Account are kept separate from the General Account assets and other separate accounts of the Company.

     The Company owns the assets in the Variable Account and is required to maintain sufficient assets in the Variable Account with a total market value equal to the Policy liabilities funded by the Variable Account. The Variable Account is divided into subdivisions called Subaccounts. The income, gains, or losses, realized or unrealized, of the Variable Account are credited to or charged against the assets held in the Variable Account without regard to the other income, gains, or losses of the Company. Assets in the Variable Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business that the Company conducts. Assets held in the Company's General Account, including Fund Values of the Policy during the Right to Return Period and Fund Values allocated by the Policy Owner to the Guaranteed Interest Account, are subject to the liabilities arising from the businesses the Company conducts. However, the Company may transfer to its General Account any assets which exceed anticipated obligations of the Variable Account. All obligations arising under the Policy are general corporate obligations of the Company. The Company may accumulate in the Variable Account proceeds from various Policy charges and investment results applicable to those assets.

     The Variable Account was established on March 27, 1987 under Arizona law under the authority of the Board of Directors of Company. The Variable Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

     There are currently fourteen Subaccounts within the Variable Account available to the Policyholder. Each Subaccount invests exclusively in shares of a designated Portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These Portfolios are available to serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company as well as other life insurance companies, and may be available to certain pension accounts. They are not available directly to individual investors. The Company may in the future establish additional Subaccounts within the Variable Account, which may invest in other Portfolios of the Funds or in other securities. Not all Subaccounts are available to the Policy Owner.

THE FUNDS

     Each Subaccount of the Variable Account currently invests only in shares of a corresponding Portfolio of the MONY Series Fund, Inc. (the "MONY Series Fund") or the Enterprise Accumulation Trust (the "Accumulation Trust") (the MONY Series Fund and the Accumulation Trust are collectively called the "Funds"). The Funds are diversified, open end management investment companies of the series type. The

Funds are registered with the SEC under the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the investments or investment policy of the Funds.

     Of the seven separate Portfolios of the MONY Series Fund, currently only four portfolios ("Portfolios"), each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account available to the Policy Owner. The Company acts as the investment manager of the MONY Series Fund. The Company is a registered investment adviser under the Investment Advisers Act of 1940. As investment adviser to the MONY Series Fund, the Company receives a daily investment advisory fee equivalent to an annual rate of 0.50 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent in excess of $800 million of the aggregate average daily net assets of the Government Securities, Long Term Bond, and Intermediate Term Bond Portfolios of the MONY Series Fund, and 0.40 percent of the first $400 million, 0.35 percent of the next $400 million, and 0.30 percent of assets in excess of $800 million of the aggregate average daily net assets of the Money Market Portfolio of the MONY Series Fund, as described in the accompanying current prospectus for the MONY Series Fund. The Company, as investment adviser, has agreed to bear all expenses associated with organizing the Fund, the initial registration of its securities, and the compensation of the Fund's directors, officers and employees who are interested persons of the Company. All other expenses will be borne by the Fund itself, including, without limitation, the calculation of the net asset value of the Portfolios. The Company has entered into a Services Agreement with Mutual of New York for the provision of personnel, equipment, facilities and other services, in order to carry out its duties as investment adviser to the Fund.

     Of the ten separate Portfolios of the Accumulation Trust, currently all separate Portfolios, each of which pursues different investment objectives and policies, are available for purchase by corresponding Subaccounts of the Variable Account. Enterprise Capital Management, Inc., a wholly owned subsidiary of Mutual of New York ("Enterprise Capital") acts as the investment manager of the Accumulation Trust. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Equity and Managed Portfolios that it advises at an annual rate of 0.80 percent of the first $400 million of the aggregate average daily net assets of those portfolios, 0.75 percent of the next $400 million of the aggregate average daily net assets of those portfolios, and 0.70 percent of the aggregate average daily net assets of those portfolios which exceed $800 million. OpCap Advisors, a subsidiary of Oppenheimer Capital, as the sub-investment adviser to the Equity and Managed Portfolios of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Equity Portfolio, and .40 percent (.30 percent of the next $1 billion of assets, and .25 percent of assets in excess of $2 billion) of the average daily net assets of the Managed Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average average daily net assets of the Equity Income Portfolio, and 1740 Advisers, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Equity Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average average daily net assets of the Growth and Income Portfolio, and Retirement System Investors, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.25 percent of the next $100 million of assets, and 0.20 percent of assets in excess of $200 million) of the aggregate average daily net assets of the Growth and Income Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average average daily net assets of the Growth Portfolio, and Montag & Caldwell, Inc. will receive from Enterprise Capital and not the Accumulation Trust 0.30 percent (0.20 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, .75 percent of the aggregate average average daily net assets of the Capital Appreciation Portfolio, and Provident Investment Counsel, Inc. will receive from Enterprise Capital and not
the Accumulation Trust      percent of the aggregate average daily net assets of
the Capital Appreciation Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust, 1.00 percent of the aggregate average average daily net assets of the Small Company Growth Portfolio, and Pilgrim Baxter & Associates will receive from Enterprise Capital and not the Accumulation Trust 0.65 percent (0.55 percent of the next $50 million of assets, and 0.45 percent of assets in excess of $100 million) of the aggregate average daily net assets of the Small Company Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the Small Cap Portfolio that it advises at an annual rate of 0.75 percent of the aggregate average daily net assets of the Small Company Portfolio. GAMCO Investors, Inc., as sub-investment adviser to the Small Cap Portfolio of the Accumulation Trust, will receive from Enterprise Capital and not the Accumulation Trust, 0.40 percent (0.30 percent of assets in excess of $1 billion) of the aggregate average daily net assets of the Small Cap Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the International Growth Portfolio that it advises at an annual rate of 0.85 percent of the aggregate average daily net assets of the International Growth Portfolio, and Brinson Partners, Inc., as the sub-investment adviser to the International Growth Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.45 percent (53% of the fee received by Enterprise Capital, the fee paid to Brinson Partners declines as assets exceed $100 million) of the aggregate average daily net assets of the International Growth Portfolio. Enterprise Capital, as investment adviser to the Accumulation Trust, will receive from the Accumulation Trust monthly compensation with respect to the High Yield Bond Portfolio that it advises at an annual rate of 0.60 percent of the aggregate average daily net assets of the High Yield Bond Portfolio, and Caywood-Scholl Capital Corporation, as sub-investment adviser to the High Yield Bond Portfolio, will receive from Enterprise Capital and not the Accumulation Trust, 0.30 percent (0.25 percent for assets in excess of $100 million) of the aggregate average daily net assets of the High Yield Bond Portfolio.

     The investment objectives of each Portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the Portfolio affected (which, for each of the Funds, means the lesser of (1) 67 percent of the Portfolio shares represented at a meeting at which more than 50 percent of the outstanding Portfolio shares are represented or (2) more than 50 percent of the outstanding Portfolio shares).

PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT

     The shares of each Portfolio are purchased by the Company for the corresponding Subaccount at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless the Company, on behalf of the Variable Account, elects otherwise. Fund shares will be redeemed by the Company at their net asset value to the extent necessary to make payments under the Policies.

     Shares of the Funds are offered only for purchase by separate accounts of insurance companies, which may or may not be affiliated with the Company, or with each other. This is called "shared funding." They may also sell shares to separate accounts to serve as an investment medium for variable life insurance policies and for variable annuity contracts. Thus, the Funds serve as an investment medium for both variable life insurance policies and variable annuity contracts. This is called "mixed funding." The Company currently does not foresee any disadvantages to Policy Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of various contracts for which the Funds serve as an investment medium might at some time be in conflict. However, the Company's and the MONY Series Fund's Boards of Directors, the Accumulation Trust's Board of Trustees, and any other insurance companies that participate in the Funds are required to monitor events in order to identify any material conflicts that arise from the use of the Funds for mixed and/or shared funding. The Funds' Boards are required to determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

     A summary of the investment objective of each of the Portfolios of the Funds is described below. There can be no assurance that any Portfolio will achieve its objective. More detailed information is contained in the accompanying prospectus of each Fund, including information on the risks associated with the investment and investment techniques of each of the Portfolios.

        THE FUNDS' PROSPECTUSES ACCOMPANY THIS PROSPECTUS AND SHOULD BE
                        READ CAREFULLY BEFORE INVESTING

  The Money Market Portfolio:

     The investment objective of the Money Market Portfolio is to seek maximum current income consistent with preservation of capital and maintenance of liquidity. The Money Market Portfolio attempts to achieve this objective by investing in money market instruments. MONY Series Fund offers this Portfolio.

  The Government Securities Portfolio:

     The investment objective of the Government Securities Portfolio is the maximum current income over the intermediate term consistent with the preservation of capital, through investment in highly-rated debt securities, U.S. Government obligations, and money market instruments, with a dollar weighted average life of up to ten years at the time of purchase. MONY Series Fund offers this Portfolio.

  The Intermediate Term Bond Portfolio:

     The investment objective of the Intermediate Term Bond Portfolio is to maximize income over the intermediate term consistent with the preservation of capital. The Portfolio seeks to achieve this objective by investing in highly rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of between 4 and 8 years. MONY Series Fund offers this Portfolio.

  The Long Term Bond Portfolio:

     The investment objective of the Long Term Bond Portfolio is to maximize income over the longer term consistent with preservation of capital. The Portfolio seeks to achieve its objective by investing in highly-rated debt securities, U.S. Government obligations, and money market instruments, together having a dollar-weighted average life of more than 8 years. MONY Series Fund offers this Portfolio.

  The Equity Income Portfolio:

     The Equity Income Portfolio invests in a combination of growth and income to achieve an above average and consistent total return, primarily from investments in dividend-paying common stocks. The Accumulation Trust offers this Portfolio.

  The Growth and Income Portfolio:

     The Growth and Income Portfolio seeks total return in excess of the total return of the Lipper Growth and Income Mutual Funds Average measured over a new period of three to five years, by investing in a broadly diversified group of large capitalization stocks. The Accumulation Trust offers this Portfolio.

  The Growth Portfolio:

     The investment objective of the Growth Portfolio is capital appreciation, primarily from investments in common stocks. The Accumulation Trust offers this Portfolio.

  The Equity Portfolio:

     The investment objective of the Equity Portfolio is long-term capital appreciation. The Portfolio seeks to achieve this investment objective by investing in a diversified portfolio of primarily equity securities selected on the basis of a value-oriented approach to investing. The Accumulation Trust offers this Portfolio.

  The Capital Appreciation Portfolio:

     The investment objective of the Capital Appreciation Portfolio is maximum capital appreciation, primarily through investment in common stock of companies that demonstrate accelerating earnings momentum and consistently strong financial characteristics. The Accumulation Trust offers this Portfolio.

  The Managed Portfolio:

     The investment objective of the Managed Portfolio is to provide growth of capital over time. The Portfolio seeks to achieve this investment objective by investing in a portfolio consisting of common stocks, bonds and cash equivalents, the percentage of which will vary over time based on the investment manager's assessment of the relative investment values. The Accumulation Trust offers this Portfolio.

  The Small Company Growth Portfolio:

     The investment objective of the Small Company Growth Portfolio is capital appreciation by investing primarily in common stocks of small capitalization companies believed by the Portfolio Manager to have an outlook for strong earnings growth and potential for significant capital appreciation. The Accumulation Trust offers this Portfolio.

  The Small Company Value Portfolio:

     The Small Company Value Portfolio seeks capital appreciation. The Portfolio pursues its investment objective by investing in a diversified portfolio of primarily equity securities of companies with market capitalization of under $1 billion. The Accumulation Trust offers this Portfolio.

  The International Growth Portfolio:

     The investment objective of the International Growth Portfolio is to provide capital appreciation, primarily through a diversified portfolio of non-United States equity securities. The Accumulation Trust offers this Portfolio.

  The High Yield Bond Portfolio:

     The investment objective of the High Yield Bond Portfolio is to provide maximum current income, primarily from debt securities that are rated Ba or lower by Moody's Investors Service, Inc. or BB or lower by Standard & Poor's Corporation. The Accumulation Trust offers this Portfolio.

                                   THE POLICY

     The variable life insurance benefits of the Policies are funded through the Policy Owner's Fund Value in the Variable Account and the Guaranteed Interest Account. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

     The Policy is designed to meet the needs of individuals and for corporations who wish to provide coverage and benefits for key employees. Purchasers of the Policy must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corp. ("MSC"). The licensed agent will then submit the completed application to the Company. The Policy may also be sold through other broker-dealers authorized by MSC and applicable law to do so. A Policy can be issued on the life of an Insured for Ages up to and including Age 85 with evidence of insurability satisfactory to the Company. The Insured's Age is the age of the Insured on his or her last birthday preceding the Policy Date. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to request additional information and to reject an application.

     The minimum Specified Amount which may be applied for is $100,000. However, the Company also reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue for subsequent issued Policies.

     Each Policy is issued with a Policy Date, which is the date used to determine the Monthly Anniversary Day, Policy Months, Policy Years, and Policy monthly, quarterly, semiannual and annual Anniversaries. The Policy Date will be stated on Page 1 of the Policy. The Policy Date will normally be the later of the date that delivery of the Policy is authorized by the Company (the "Policy Release Date") or the Policy Date requested in the application. Except as provided under the temporary insurance procedures defined below, no premiums may be paid with the application.

  Temporary Insurance Coverage

     If an applicant desires interim insurance coverage prior to the Policy Release Date, a Temporary Insurance Agreement is available. At the time an application is accepted by a licensed agent of the Company, the applicant must satisfactorily complete and sign the Temporary Insurance Agreement Form and submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Coverage commences under the Temporary Insurance Agreement on the date the Temporary Insurance Agreement Form is signed and the required premium amount has been paid, or if later, the requested Policy Date. See "Premium Flexibility," page 17.

     Once the coverage under the Temporary Insurance Agreement commences, it generally will run until the Policy Release Date, but in no event for more than 90 days from the date the Temporary Insurance Agreement Form is signed. In addition, this temporary insurance coverage will also cease on the earliest of
(a) the 45th day after the Temporary Insurance Agreement Form is signed if the last of the medical exams and tests initially required under the Company's published underwriting rules has not been completed by the applicant, (b) 5 days after the Company sends notice to the applicant that it declines to issue any Policy, (c) the date the applicant informs the Company that the Policy will be refused, (d) the Policy Release Date, if the Policy is issued as applied for, or
(e) where the Policy is issued other than as applied for, the earlier of the 15th day after the Policy Release Date or the date the Policy takes effect. If death occurs during the period of temporary coverage, the death benefit will be
(i) the lesser of $500,000 or the insurance coverage applied for on the life of the proposed Insured (including any optional Riders), less (ii) the Deductions from Premium and the Monthly Deduction due prior to the date of death.

     During the period before the Policy Release Date, premiums paid with the application pursuant to the Temporary Insurance Agreement will be held in the Company's General Account. Except as provided below, interest will be credited on the premium (less any Deductions from Premiums) held in the Company's General Account. The interest rate will be set by the Company, but will not be less than
4.5 percent per year.

If the Policy is issued and accepted, these amounts will be applied to the Policy. These premiums will be returned (without interest) to the applicant within 5 days after:

          (1) the date the applicant informs the Company at or before the Policy Release Date (or where the Policy is authorized for delivery other than as applied for, on or before the 15th day after the Policy Release Date) that the Policy will be refused; or

          (2) the date which is 30 days after the application is signed, if any medical exams or tests required by the Company have not yet been completed; or

          (3) the date the Company sends notice to the applicant declining to issue any Policy on the Insured.

  Initial Premium Payment

     If the application is approved and the Policy is subsequently issued, the balance due (if any) of the first Scheduled Premium Payment, as specified in the Policy, is payable upon delivery of the Policy. The Policy will take effect on the date the Policy is accepted by the applicant and the initial Scheduled Premium Payment has been paid, or the Policy Date requested in the application, if later. If a specific Policy Date has not been requested or if the Policy Date requested is prior to the Policy Release Date, upon receipt of the balance due (if any), the amount attributable to the Policy (including any premiums held in the General Account under the Temporary Insurance Agreement plus any interest credited in the General Account, less Deductions from Premiums) will earn interest at a rate set by the Company, but not less than 4.5 percent per year from the Policy Release Date pending expiration of the applicable Right to Return Policy Period. These amounts will be held in the Company's General Account. The Monthly Deduction due prior to or on the Policy Release Date will be made. Upon expiration of the Right to Return Policy Period, amounts to be allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts to be allocated to the Guaranteed Interest Account will be allocated to that Account. (See "Right to Examine A Policy -- Right to Return Policy Period," below.)

  Policy Date

     If a specific Policy Date has been requested which is later than the Policy Release Date, the amount attributable to the Policy will be initially held in the General Account until the Policy Date. On the Policy Date, the amount attributable to the Policy less any Deductions from Premiums for the period commencing with the Policy Date will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5 percent per year pending expiration of the applicable Right to Return Policy Period. Upon the expiration of the applicable Right to Return Policy Period, amounts allocated to the Subaccounts of the Variable Account will be allocated to those Subaccounts and amounts allocated to the Guaranteed Interest Account will be allocated to that Account. See "Right to Examine A Policy -- Right to Return Policy Period," below.

     Subject to the Company's approval, a Policy may be backdated, but the Policy Date may not be more than six months (a shorter period is required in certain states) prior to the date of the application. Backdating can be advantageous if the Insured's lower issue Age results in lower cost of insurance rates. If the Policy is backdated, the initial Scheduled Premium Payment will include sufficient premium to cover additional charges incurred for the backdating period, since monthly deductions are made for the period the Policy Date is backdated.

  Risk Classification

     Insureds are assigned to underwriting (risk) classes which are used in calculating the cost of insurance and certain Rider charges. In assigning Insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method, which may require a medical examination of a proposed Insured, although other forms of underwriting may be used when deemed appropriate by the Company.

RIGHT TO EXAMINE A POLICY -- RIGHT TO RETURN POLICY PERIOD

     The Right to Return Policy Period follows the application for the Policy and its issuance to the Policy Owner. The period runs to 10 days (or longer in certain states) after the Policy Owner receives the Policy. During the Right to Return Policy Period, the Policy Owner may cancel the Policy and receive a refund of the full amount of the premium paid. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year. See "Allocation of Net Premiums," page 19.

PREMIUMS

     The Policy is a flexible premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at the Policy Owner's discretion.

  Premium Flexibility

     The Company requires a Policy Owner to pay an amount equal to at least the Minimum Monthly Premium to place the Policy in force. If the premiums are to be paid less often than monthly, the premium required to place the Policy in force is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of Scheduled Premium Payments. This Minimum Monthly Premium will be based upon the Policy's Specified Amount and the Age, smoking status, gender (unless unisex cost of insurance rates apply, see "Cost of Insurance," page 32), and underwriting class of the Insured, and any Riders added to the Policy. The Minimum Monthly Premium will be shown in the Policy. Thereafter, subject to the limitations described below, a Policy Owner may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

     If on each Monthly Anniversary Day during the first three Policy years, the sum of all premiums paid, less any Outstanding Debt and less any Partial Surrenders (excluding their fees), is greater than or equal to the Minimum Monthly Premium times the number of completed Policy months or the Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the effective date of the increase. See "Grace Period and Lapse," page 29.

  Scheduled Premium Payments (Planned Premium Payments)

     When applying for a Policy, a Policy Owner will determine a Scheduled Premium Payment that provides for the payment of level premiums at fixed intervals over a specified period of time. Each Policy Owner will receive a premium reminder notice for the Scheduled Premium Payment amount on an annual, semiannual, or quarterly basis, at the option of the Policy Owner. The minimum Scheduled Premium Payment is equal to the Minimum Monthly Premium multiplied by 12 divided by the Scheduled Premium Payment frequency. Although reminder notices will be sent, the Policy Owner may not be required to pay Scheduled Premium Payments. (For Policies offered or issued for delivery in the Commonwealth of Massachusetts, the Policy Owner will determine a Planned Premium Payment that provides for the payment of level premiums at selected intervals over a specified period of time. For those Policy Owners, the term "Scheduled Premium Payment" used in this Prospectus, refers to Planned Premium Payments.)

     Premiums, other than the first, may also be paid monthly under the MONYMatic plan where the Policy Owner authorizes the Company to withdraw premiums from the Owner's checking account each month. Based on the Policy Date, up to two Minimum Monthly Premiums may be required to be paid in cash before the MONYMatic plan will be accepted by the Company. Payment of the Scheduled Premium Payments will not guarantee that a Policy will remain in force. Instead, unless the Guaranteed Death Benefit Rider has been elected and all requirements have been met, the duration of the Policy depends upon the Policy's Cash Value. However, during the first three Policy Years, if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding any fees relating thereto) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premium times the number of completed Policy Months or the

Policy's Cash Value is greater than zero, the Policy is guaranteed not to lapse. If an increase in Specified Amount occurs during the first three Policy years, the Minimum Monthly Premium requirement is extended to the three Policy years following the date the increase took effect. Even if the Scheduled Premium Payments are made, if either of these two provisions do not apply, the Policy will lapse any time the Cash Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment.

  Guaranteed Death Benefit Rider

     When application for the Policy is made, the applicant will also have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain Rider coverages will remain in effect. The Guarantee Period is to the Insured's Age 70 or ten years from the Policy Date, whichever is later, (the "Guarantee Period"). An extra charge will be deducted from the Fund Value each month during the Guarantee Period. See "Guaranteed Death Benefits," page 23.

     In the event that on any Monthly Anniversary Day the Cash Value is less than zero, the Guaranteed Death Benefit Rider will keep the Policy in force provided that the cumulative Monthly Guarantee Premium due to date has been paid. This amount depends on the Specified Amount of the Policy, the Insured's age, gender, smoking status and underwriting class, and any additional insurance benefits added by Rider. Adding other optional insurance benefits by Rider to the Policy will increase the Monthly Guarantee Premium indicated above.

     It is important to consider the Guaranteed Death Benefit Rider premium requirements when setting the amount of the Scheduled Premium Payments for the Policy. (See Appendix C.)

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, to residents of the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Modified Endowment Contracts

     The amount, frequency and period of time over which a Policy Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 38.

  Unscheduled Premium Payments

     Generally, the Policy Owner can make unscheduled premium payments at any time and in any amount. The Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable, although such a premium may be accepted with satisfactory evidence of insurability. A premium payment would result in an immediate increase if the death benefit under a Policy is equal to a Policy Owner's Fund Value multiplied by a death benefit percentage as a result of the federal income tax law definition of life insurance. See "Death Benefits under the Policy," page 20 and "Federal Income Tax Considerations -- Definition of Life Insurance," page 37. If satisfactory evidence of insurability is not received, the payment, or a portion thereof may be returned. In addition, all or a portion of a premium payment will be rejected and returned to the Policy Owner if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

     Unscheduled premium payments will be treated as premium payments, and not as a repayment of Outstanding Debt, unless a Policy Owner requests otherwise. If the Policy Owner does request that the payment be treated as a repayment of Outstanding Debt, any portion of a payment that exceeds the amount of Outstanding Debt will be applied to the Fund Value. Applicable taxes and sales charges are not deducted from payments used as a repayment of Outstanding Debt, but are deducted from any payment which constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

     If premium payments are stopped, temporarily or permanently, the Policy will continue in effect until the Cash Value can no longer cover the Monthly Deductions from the Fund Value for the Policy and any optional insurance benefits added by Rider. At that point, the Policy will lapse. See "Grace Period and Lapse," page 29. If the Minimum Monthly Premium requirements are satisfied during the first three Policy years or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during this three year period. If an increase in Specified Amount occurs during the first three Policy years, if the Minimum Monthly Premium requirements are satisfied during the three Policy years following the date the increase took effect or if the Cash Value is greater than zero, the Policy is guaranteed not to lapse during that period. See "Premiums -- Premium Flexibility," page 17. If the Guaranteed Death Benefit Rider is in effect, the Specified Amount of the Policy and certain Rider coverages will remain in force until the end of the Guarantee Period if premium payments required by the Rider have been made. The Guaranteed Death Benefit is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas. See "Guaranteed Death Benefits," page 42.

     Certain charges will be deducted from each premium payment. See "Charges and Deductions," page 31. The remainder of the premium, referred to as the "net premium", will be allocated as described below under "Allocation of Net Premiums."

ALLOCATION OF NET PREMIUMS

     In the application for the Policy, the Policy Owner selects the Subaccounts of the Variable Account or the Guaranteed Interest Account to which net premium payments will be allocated. During the Right to Return Policy Period, net premiums will be held in the Company's General Account and will earn interest at a rate set by the Company, but not less than 4.5% per year. The Fund Value will be automatically allocated according to the Policy Owner's instructions contained in the application at the end of the Right to Return Policy Period. Net premiums received after the Right to Return Policy Period will be allocated upon receipt among the Subaccounts of the Variable Account and the Guaranteed Interest Account according to the Policy Owner's most recent instructions.

     Net premiums may be allocated in whole percentages to any number of Subaccounts and to the Guaranteed Interest Account, provided that no allocation may be for less than 10% of a net premium. Allocation percentages must sum to 100%. Available allocation alternatives include the fourteen available Subaccounts and the Guaranteed Interest Account.

     A Policy Owner may change the allocation of net premiums at any time by submitting a proper written request to the Company's Administrative Office. In addition, changes in net premium allocation instructions may be made by telephone if an authorization for telephone transfer form has been properly completed, signed and filed at the Company's Syracuse Operations Center. The Company reserves the right to discontinue telephone net premium allocation instructions. See "Telephone Transfer Privileges", page 49. The revised allocation percentages will be applied within seven days from receipt of notification.

     Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 10% limit on allocation percentages does not apply.

DEATH BENEFITS UNDER THE POLICY

     When the Policy is issued, the Company will determine the initial amount of insurance based on the instructions provided in the application. That amount will be shown on the specifications page of the Policy and is called the "Specified Amount." The minimum initial Specified Amount is $100,000.

     For so long as the Policy remains in force, the Company will, upon proof of the death of an Insured, pay death benefit proceeds to a named Beneficiary. Death benefit proceeds will consist of the death benefit under the Policy, plus any insurance proceeds provided by Rider, less any Outstanding Debt (and, if in the Grace Period, further reduced by any overdue charges).

     Each Policy Owner may select one of two death benefit Options: Option 1 or Option 2. Generally the applicant designates the death benefit Option in the application. If no Option is designated, Option 2 will be assumed by the Company to have been selected. Subject to certain restrictions, the Policy Owner can change the death benefit Option selected. So long as the Policy remains in force, the death benefit under either Option will never be less than the Specified Amount of the Policy.

  Option 1

     Under Option 1, the death benefit will be equal to the Specified Amount of the Policy or, if greater, the Fund Value on the date of death multiplied by a Death Benefit Percentage. The death benefit percentages vary according to the Age of the Insured and will be at least equal to the percentage defined in the Internal Revenue Code, which addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 37. The Death Benefit Percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the Death Benefit Percentages is in Appendix A to this prospectus and in the Policy. Policy Owners who are seeking to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, should choose Option 1.

  Option 2

     Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Fund Value on the date of death or, if greater, the Fund Value on the date of death multiplied by a Death Benefit Percentage. The Death Benefit Percentage is the same as that used in connection with Option 1 and is stated in Appendix A. The death benefit under Option 2 will always vary as Fund Value varies. Therefore, Policy Owners who seek to have favorable investment performance reflected in increased insurance coverage should choose Option 2.

  Examples of Options 1 and 2

     The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show three Policies -- Policies 1, 2, and 3 -- with the same Specified Amount, but Fund Values that vary as shown, and which assume an Insured is Age 40 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a Monthly Anniversary Day.

                                                              POLICY 1   POLICY 2   POLICY 3
                                                              --------   --------   --------
Specified Amount............................................  $100,000   $100,000   $100,000
Fund Value on Date of Death.................................  $ 35,000   $ 60,000   $ 85,000
Death Benefit Percentage....................................       250%       250%       250%
Death Benefit under Option 1................................  $100,000   $150,000   $212,500
Death Benefit under Option 2................................  $135,000   $160,000   $212,500

     Under Option 1, the death benefit for Policy 1 is equal to $100,000 since the death benefit is the greater of the Specified Amount ($100,000) or the Fund Value multiplied by the Death Benefit Percentage ($35,000 X 250%=$87,500). In contrast, for both Policies 2 and 3 under Option 1, the Fund Value multiplied by the Death Benefit Percentage ($60,000 X 250%=$150,000 for Policy 2; $85,000 X 250%=$212,500 for Policy 3) is greater than the Specified Amount ($100,000), so the death benefit is equal to the higher value. Under Option 2, the death benefit for Policy 1 is equal to $135,000 since the death benefit is the greater of Specified Amount plus Fund Value ($100,000 + $35,000=$135,000) or the Fund Value multiplied by the Death Benefit Percentage ($35,000 X 250%=$87,500). Similarly, in Policy 2, Specified Amount plus Fund Value ($100,000 + $60,000=$160,000) is greater than Fund Value multiplied by the Death Benefit Percentage ($60,000 X 250%=$150,000). In contrast, in Policy 3, the Fund Value multiplied by the Death Benefit Percentage ($85,000 X 250%=$212,500) is greater than the Specified Amount plus Fund Value ($100,000 + $85,000=$185,000), so the death benefit is equal to the higher value.

     Death benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

  Changes in Death Benefit Option

     A Policy Owner may request that the death benefit under the Policy be changed from Option 1 to Option 2, or from Option 2 to Option 1. Changes in the death benefit Option may be made on any Monthly Anniversary Day and should be made in writing to the Company's Administrative Office. A change from Option 2 to Option 1 may be made without evidence of insurability; a change from Option 1 to Option 2 will require evidence of insurability satisfactory to the Company. The effective date of any such change requested between Monthly anniversaries will be the next Monthly Anniversary Day after the change is accepted.

     A change in the death benefit from Option 1 to Option 2 is accomplished by reducing the Specified Amount of the Policy by the amount of the Policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. Although there is no immediate change in the total death benefit, the change to Option 2 will affect the determination of the death benefit from that point on since the Fund Value will then be added to the new Specified Amount, and the death benefit will then vary with Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

     A change in the death benefit from Option 2 to Option 1 is accomplished by increasing the specified amount of the Policy by the amount of the Policy's Fund Value at the date of the charge. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. Although there is no immediate change in total death benefit, the change to Option 1 will affect the determination of the death benefit. from that point on since the death benefit will equal the Specified Amount (or, if higher, the Fund Value times the applicable Death Benefit Percentage, as required by the federal tax law definition of life insurance). The change to Option 1 will generally reduce the death benefit payable in the future.

     A change in death benefit Option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the death benefit exceeds Fund Value. See "Cost of Insurance," page 32. Assuming that the Policy's death benefit is not based on the Death Benefit Percentage under either Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk, and therefore possibly decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. Such a change, however, will result in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with the Insured's Age.

CHANGES IN SPECIFIED AMOUNT

     A Policy Owner may request an increase or decrease in the Specified Amount under a Policy subject to approval from the Company. A change in Specified Amount may be made at any time after issue. Increases in Specified Amount are not permitted on or after the Insured's Age 85 and will not be permitted if monthly deductions are being waived under the Waiver of Monthly Deductions Rider. Increasing the Specified Amount will generally increase the death benefit payable under the Policy, and decreasing the Specified Amount will generally decrease the death benefit payable. The amount of change in the death benefit will depend, among other things, upon the death benefit Option chosen by the Policy Owner and whether the death benefit under the Policy is being calculated using the Death Benefit Percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of the death benefit while the Policy is in force and the subsequent level of Policy values. For example, an increase in Specified Amount may increase the net amount at risk under a Policy, which will increase a Policy Owner's cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease a Policy Owner's cost of insurance charges over time.

     Any request for an increase or decrease in Specified Amount must be made by written application to the Company's Administrative Office. It will become effective on the Monthly Anniversary Day on or next following the Company's acceptance of the request. If the Policy Owner is not the Insured, the Company may also require the consent of the Insured before accepting a request.

  Increases

     Additional evidence of insurability satisfactory to the Company will be required for an increase in Specified Amount.

     A requested increase in the Specified Amount will create a new "coverage segment" for which cost of insurance and other charges will be computed separately. See "Charges and Deductions," page 31. In addition, the Surrender Charge associated with the Policy will increase. The Surrender Charge for the increase is calculated in a similar manner as for the original Specified Amount. The Minimum Monthly Premium and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted prospectively to reflect the increase in Specified Amount. If the Specified Amount is increased at the same time that a premium payment is received, the increase will be processed before the premium payment is processed.

     If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated to the original coverage segment first, then to each coverage segment in the order of the increases.

  Decreases

     Any decrease in Specified Amount (whether specifically requested by the Policy Owner or as a result of a Partial Surrender or a death benefit Option change) will first be applied to reduce the coverage segments of Specified Amount associated with the most recent increases, then the next most recent increases successively, and finally to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall below $100,000. Any decrease in the Term Insurance Rider will first be applied to reduce the coverage segment of Term Insurance Rider associated with the most recent increase, then the next most recent increases successively, and finally to the original Term Insurance Rider.

     The Minimum Monthly Premium will not be adjusted for the decrease in Specified Amount. The required premiums under the Guaranteed Death Benefit Rider, if applicable, will be adjusted for the decrease in Specified Amount. If the Specified Amount is decreased at the same time that a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

     The Company reserves the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (i) if compliance with the guideline premium limitations under federal tax law resulting from the requested decrease would result in immediate termination of the Policy, or (ii) if, to effect the requested decrease, payments to the Policy Owner would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Cash Value under the Policy. If we do not approve a change you have requested, we will send you a written notice of our decision about making the change. See "Federal Income Tax
Considerations -- Definition of Life Insurance," page 37.

GUARANTEED DEATH BENEFIT

     Generally, the length of time the Policy remains in force depends on the Cash Value of the Policy. Because the charges that maintain the Policy are deducted monthly from the Fund Value, coverage will last as long as the Cash Value of the Policy is sufficient to pay these charges. See "Grace Period and Lapse," page 29. The investment experience of any amounts in the Subaccounts of the Variable Account and the interest earned in the Guaranteed Interest Account will affect the amount of the Fund Value and, as a result, the length of time the Policy remains in force without the payment of additional premiums.

     When application for a Policy is made, the Policy Owner will have the opportunity to choose the Guaranteed Death Benefit Rider, which may extend the period that the Specified Amount of the Policy and certain other Rider coverages will remain in effect if the Subaccounts suffer adverse investment experience. See "Guaranteed Death Benefit Riders," page 18.

     On each Monthly Anniversary Day, the following test will be performed to determine whether the Guaranteed Death Benefit Rider will remain in effect: (i) the actual premiums paid, less the amount of any Partial Surrenders (and any fees imposed as a result of the Partial Surrender) less outstanding debt must equal or exceed (ii) the Monthly Guarantee Premium for the Rider times the number of complete months since the Policy Date. If the Policy fails to meet this test on any Monthly Anniversary Day, the Guarantee Period, and therefore the Guaranteed Death Benefit Rider, will terminate. Once terminated, the Guaranteed Death Benefit Rider can not be reinstated.

     There is a Grace Period for this Rider. See "Grace Period and Lapse -- If Guaranteed Death Benefit Rider Is in Effect", page 30.

     There is a charge for the Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit Charge," page 33. This charge will end at the conclusion of the Guarantee Period if the Rider is chosen, and it will end if at any time the Policy fails the monthly test.

     Please refer to the Policy for additional information on the Guaranteed Death Benefit Rider.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

OTHER OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, a Policy Owner may elect to add one or more of the optional insurance benefits described below to the Policy at the time of application for a Policy. These other optional insurance benefits are added to the Policy by Rider. A charge will be deducted monthly from the Fund Value for each optional insurance benefit added to the Policy. See "Charges and Deductions," page 31. The amounts of these benefits are fully guaranteed at issue, and they can be canceled by the Policy Owner at any time. Certain restrictions may apply and are described in the applicable Rider. In addition, adding or canceling these benefits may have an effect on the Policy's status as a modified endowment contract. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 37. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.

     From time to time we may make available Riders other than those listed below. Contact an insurance agent authorized to sell the Policy for a complete list of the Riders available.

  Primary Insured Term Rider

     This Rider provides for additional death benefits on the life of the Insured, to the Insured's Age 80. The minimum amount of coverage is $25,000. The Rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the Insured's Age 65 or 5 years from the issue of the Rider, if later.

  Waiver of Monthly Deductions Rider

     This Rider provides that during a covered disability of the Insured, while the Policy remains in force, the monthly administrative charges, per $1000 Specified Amount charges, cost of insurance charges and Rider charges will be waived and therefore not deducted from the Fund Value. This Rider does not waive the payment of premiums required by the Guaranteed Death Benefit Rider, however, the cumulative Monthly Guarantee Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Waiver of Specified Premiums Rider

     This Rider provides that during a covered disability of the Insured, while the Policy remains in force, the monthly Specified Premium will be waived and therefore added to the Fund Value on each Monthly Anniversary. Net premiums will be allocated among the Subaccounts and the Guaranteed Interest Account according to the Policy Owner's most recent instructions. This Rider does not waive the monthly deductions of the Policy nor does this Rider waive the payment of premiums required by the Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Accidental Death & Dismemberment Rider

     This Rider will pay the benefit amount selected if the Insured dies as a result of an accident after the Insured's Age 5 and prior to Age 70. A benefit equal to twice the Rider amount is payable if accidental death occurs as the result of riding as a passenger in a public conveyance then being operated commercially to transport passengers for hire. The maximum amount of coverage is the initial specified amount but not more than the greater of $100,000 total coverage of all such insurance in the Company or in any insurance company affiliate of the Company nor more than $200,000 of all such coverages, regardless of insurance companies issuing such coverages.

  Purchase Option Rider

     This Rider provides the option to purchase up to $100,000 of additional coverage without providing additional evidence that the Insured remains insurable. Increases under this Rider may be added on the Policy anniversary when the Insured's Age is 25, 28, 31, 34, 37, 40, 43, 46 and 49. In addition, the future right to purchase new insurance on the next option date may be advanced and exercised immediately upon marriage of the Insured, or the birth of a child of the Insured, or upon the legal adoption of a child by the Insured. A period of term insurance is automatically provided starting on the date of the specified event. The interim term insurance, and the option to accelerate the purchase of the coverage expires 60 days after the specified event.

  Spouse's Term Rider

     This Rider provides for term insurance benefits on the life of the Insured's spouse, to the spouse's Age 80. The minimum amount of coverage is $25,000 and the maximum amount of coverage equals the Initial Specified Amount of the Policy. The Rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the Spouse's Age 65 or 5 years from the issue of the Rider, if later.

  Children's Term Insurance Rider

     This Rider provides term insurance coverage on the lives of the children of the Insured under age 18 which continues to the Policy anniversary after the child's 22nd birthday. It provides coverage for children upon birth or legal adoption without presenting evidence of insurability. Coverage is limited to the lesser of 1/5th of the initial Specified Amount or $10,000. Upon the expiration of the Rider coverage it may be converted to any level premium, level face amount permanent plan of insurance then offered by the Company.

  Benefits at Maturity

     If the Insured is living on the Maturity Date, the Company will pay to the Policy Owner, as an endowment benefit, the Cash Value of the Policy. Payment ordinarily will be made within seven days of the Policy Anniversary, although payments may be postponed in certain circumstances. See "Payments," page 46. At the option of the Policy Owner, payment of the endowment benefit may be deferred until the date of the Insured's death. Death proceeds payable immediately after the Maturity Date equal the Cash Value of the Policy multiplied by the death benefit percentage at the Insured's Age 100. Premiums will not be accepted, nor will monthly deductions be made, after the Maturity Date.

     Please refer to the Policy for additional information on the Maturity Extension Rider.

POLICY VALUES

  Fund Value

     The Fund Value is the sum of the amounts under the Policy held in each Subaccount of the Variable Account and any Guaranteed Interest Account, as well as the amount set aside in the Company's Loan Account, and any interest thereon, to secure Outstanding Debt.

     On each Business Day, the portion of the Fund Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. On each Monthly Anniversary Day, the Fund Value also will be adjusted to reflect the assessment of the monthly deduction. See "Determination of Fund Value," page 25. No minimum amount of Fund Value allocated to a particular Subaccount is guaranteed. A Policy Owner bears the risk for the investment experience of Fund Value allocated to the Subaccounts.

  Cash Value

     The Cash Value of the Policy equals the Fund Value less the Surrender Charge less any Outstanding Debt. Thus, the Fund Value will exceed the Policy's Cash Value by the amount of the Surrender Charge and any Outstanding Debt. Once the Surrender Charge has expired, the Fund Value will equal the Cash Value less any Outstanding Debt.

DETERMINATION OF FUND VALUE

     Although the death benefit under a Policy can never be less than the Policy's Specified Amount, the Fund Value will vary depending upon several factors, including the investment performance of the Subaccounts to which Fund Value has been allocated, payment of premiums, the amount of any Outstanding Debt, Partial Surrenders and the charges assessed in connection with the Policy. There is no guaranteed minimum Fund Value and the Policy Owner bears the entire investment risk relating to the investment performance of Fund Value allocated to the Subaccounts.

     The amounts allocated to the Subaccounts will be invested in shares of the corresponding Portfolios of the Funds. The value of the Subaccounts will reflect the investment experience of the corresponding Portfolio. The investment experience reflects the investment income, realized and unrealized capital gains and losses and expenses of the Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Funds will be automatically reinvested in shares of the same Portfolio, unless the Company, on behalf of the Variable Account, elects otherwise. The Subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

     Amounts allocated to the Subaccounts are measured in terms of Units, which are a measure of value used for bookkeeping purposes. The value of amounts invested in each Subaccount is represented by the value of the Units credited to the Policy for that Subaccount. On any given day, the amount in a Subaccount of the Variable Account is equal to the Unit value times the number of Units credited to the Policy in that Subaccount. The Units of each Subaccount will have different Unit values.

     Units of a Subaccount are purchased (credited) whenever premiums or transfer amounts (including transfers from the Loan Account) are allocated to that Subaccount. Units are redeemed (debited) to make Partial or Full Surrenders, to transfer amounts from a Subaccount (including transfers to the Loan Account), and to pay the death benefit when the Insured dies. Units are also redeemed to pay the monthly deductions from the Policy's Fund Value, for Policy transaction charges, and to pay Surrender Charges, if any. The number of Units purchased or redeemed in connection with any such transaction is determined by dividing the dollar amount of such transaction by the Unit Value of the affected Subaccount, calculated after the close of business that day. The number of Units changes only as a result of Policy transactions or charges; the number of Units credited will not change because of subsequent changes in Unit Value.

     Transactions are processed as of the Transaction Date. The Transaction Date is the date a premium or an acceptable written or telephone request is received at the Administrative Office. If the premium or request reaches the Administrative Office on a day which is not a Business Day, or after the close of business on a Business Day (that is, after 4:00 p.m. Eastern Time), the Transaction Date will be the next succeeding Business Day. All Policy transactions are performed as of a Business Day. If a Transaction Date or Monthly Anniversary Day occurs on a day other than a Business Day (e.g., on a Saturday), the calculation will take place on the next Business Day (e.g., on the following Monday).

CALCULATING UNIT VALUES FOR EACH SUBACCOUNT

     The Unit Value of a Subaccount on any Business Day is calculated by the Company on every Business Day as follows:

          1. Calculate the value of the shares of the Portfolio belonging to the Subaccount as of the close of business that Business Day (before giving effect to any Policy transactions for that day, such as premium payments or surrenders). For this purpose, the Net Asset Value per share reported to the Company by the managers of the Portfolio is used.

          2. Add the value of any dividends or capital gains distributions declared and reinvested by the Portfolio during the Valuation Period. Subtract from this amount a charge for taxes, if any.

          3. Subtract a charge for the mortality and expense risk assumed by the Company under the Policy. See "Daily Deductions From the Variable
     Account -- Mortality and Expense Risk Charge", page 31. If the previous day was not a Business Day, then the charge is adjusted for the additional days between valuations.

          4. Divide the resulting amount by the number of Units held in the Subaccount on the Business Day before the purchase or redemption of any Units on that Date.

The Unit Value of each Subaccount on its first Business Day was set at $10.00.

TRANSFER OF FUND VALUE

     Fund Value may be transferred after the Right to Return Policy Period among the Subaccounts by the Policy Owner upon proper written request to the Company's Administrative Office. Transfers may be made by telephone if an authorization for telephone transfer form has been properly completed and signed and filed at the Company's Syracuse Operations Center. See "Telephone Transfer Privileges," page 49. Currently, there are no limitations on the number of transfers between Subaccounts, no minimum amount required for a transfer, nor any minimum amount required to remain in a given Subaccount after a transfer. Further, no transfer may be made if a Policy is in the Grace Period and a payment required to avoid lapse is not paid. See "Grace Period and Lapse," page 29. No charges are currently imposed upon such transfers. The Company reserves the right, however, at a future date to assess a $25 transfer charge on Policy transfers and to discontinue telephone transfers. For Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company guarantees that no transfer charge will be imposed on transfers made within one year from the date the Policy is issued.

     Fund Value may also be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the Subaccounts will only be permitted in the Policy month following a Policy Anniversary as described in "The Guaranteed Interest Account," page 43.

RIGHT TO EXCHANGE POLICY

     During the first 24 months following the Policy Date, the Policy Owner may exercise the right to exchange the Policy from one in which the investment experience is not guaranteed into a guaranteed Policy. This is accomplished by the transfer of the entire amount in the Subaccounts of the Variable Account to the Guaranteed Interest Account, and the allocation of all future premium payments to the Guaranteed Interest

Account. This will, in effect, serve as an exchange of the Policy for the equivalent of a flexible premium universal life insurance policy. See "The Guaranteed Interest Account," page 43. No charge will be imposed on the transfer in exercising the exchange privilege.

POLICY LOANS

     The Policy Owner may borrow money from the Company at any time using the Policy as the only security for the loan by submitting a proper written request to the Company's Administrative Office. A loan may be taken any time a Policy has a positive Cash Value. The maximum amount that can be borrowed at any time is 90% of the Cash Value of the Policy. (If the loan is requested on a Monthly Anniversary Day, the maximum loan amount is further reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

     Loan interest is payable in arrears on each policy anniversary at an annual rate which varies by the number of years since the Policy was issued. For the first ten policy years a loan rate of 5.25% applies. After the tenth policy anniversary, a loan rate of 4.75% applies. Interest on the full amount of any Outstanding Debt is due on the Policy Anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

     The Owner may repay all or part of the Outstanding Debt at any time while the Policy is in force. Only payments indicated as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a Scheduled Premium Payment, subject to the rules on acceptance of premium payments.

     When a Policy Owner takes a loan, an amount equal to the loan is transferred out of the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. The Policy Owner may, within certain limits, specify the amount or the percentage of the loan amount to be deducted from the Subaccounts and the Guaranteed Interest Account. If the Policy Owner does not specify the source of the transfer, or if the transfer instructions are incorrect, the request for loan will not be accepted. On each Policy Anniversary, an amount equal to the loan interest due and unpaid for the Policy Year will be transferred to the Loan Account from the Subaccounts and Guaranteed Interest Account on a proportional basis.

     The Loan Account is a part of the Company's General Account. Amounts held in the Loan Account are credited monthly with a rate of interest not less than an annualized rate of 4.5%.

     Loan repayments release funds from the Loan Account. Unless otherwise requested by a Policy Owner, amounts released from the Loan Account as a result of a loan repayment will be transferred into the Subaccounts and Guaranteed Interest Account in accordance with the most recent valid allocation instructions for Scheduled Premium Payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently depending on whether at the time the loan was made, Fund Values were transferred from the Subaccounts or the Guaranteed Interest Account and whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the Subaccounts and loan interest is capitalized, this excess offsets the amount that must be transferred from the Subaccounts to the Loan Account on the Policy Anniversary. If the loan is from the Subaccounts and loan interest is paid in cash, this excess is allocated to the Subaccounts and/or the Guaranteed Interest Account on the Policy Anniversary using the most recent valid Scheduled Premium Payment allocation on record. If the loan is from the GIA, this excess is allocated back to the GIA on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

     While the amount to secure the Outstanding Debt is held in the Loan Account, the Policy Owner foregoes the investment experience of the Subaccounts and the current interest rate of the Guaranteed Interest Account on that amount. Thus Outstanding Debt, whether or not repaid, will have a permanent effect on the Policy's values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of death benefit paid upon the death of the Insured, or the value paid upon surrender or maturity.

     Outstanding Debt may affect the length of time the Policy remains in force. After the third Policy Anniversary, the Policy will lapse when the Cash Value is insufficient to cover the monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day and the minimum payment required is not made during the Grace Period. Moreover, the Policy may enter the Grace Period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the Guarantee Period under the Guaranteed Minimum Death Benefit Rider may end if total premiums received less any Partial Surrenders and their fees, less Outstanding Debt do not exceed the premiums required under that Rider. The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas. Additional payments or repayment of a portion of Outstanding Debt may be required to keep the Policy or Rider in force. See "Grace Period and Lapse," page 29.

     A loan will not be treated as a distribution from the Policy and will not result in taxable income to the Policy Owner unless the Policy is a modified endowment contract, in which case a loan will be treated as a distribution that may give rise to taxable income. For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 37.

FULL SURRENDER

     A Policy Owner may fully surrender a Policy at any time during the life of the Insured. The amount received in the event of a full surrender is the Policy's Cash Value, which is equal to its Fund Value less any applicable Surrender Charge and less any Outstanding Debt.

     A Policy Owner may surrender a Policy by sending a written request together with the Policy to the Company's Administrative Office. The proceeds will be determined as of the end of the Valuation Period during which the request for a surrender is received. A Policy Owner may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment Plan," page 46. For information on the tax effects of a surrender of a Policy, see "Federal Income Tax Considerations," page 37.

PARTIAL SURRENDER

     A Partial Surrender allows the Policy Owner to obtain a portion of the Cash Value of the Policy without having to surrender the Policy in full. A request for a Partial Surrender may be made at any time and the partial surrender will take effect on the Business Day that we receive your request at our Administrative Office, or on the next Business Day if that day is not a Business Day. There is currently no limit on the number of Partial Surrenders allowed in a Policy year.

     A Partial Surrender must be for at least $500 (plus the applicable fee), and the Policy's Cash Value after the Partial Surrender must be at least $500. If a Loan on the Policy has been taken, the amount of the Partial Surrender is limited so that the Loan amount, after giving effect to the Partial Surrender, is not greater than 90 percent of Cash Value.

     The Policy Owner may make a Partial Surrender by submitting a proper written request to the Company's Administrative Office. As of the effective date of any Partial Surrender, the Policy Owner's Fund Value and Cash Value will be reduced by the amount surrendered (plus the applicable fee). The amount of the Partial Surrender (plus the applicable fee) will be allocated by amount or percent to the Policy Owner's Fund Value in the Subaccounts and the Guaranteed Interest Account as specified by the Policy Owner. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any Subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will not accept an allocation which does not comply with the rules or if there is not enough fund value in a Subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the Insured dies after the request for a Partial Surrender is sent to the Company and prior to the Partial Surrender being effected, the amount of the Partial Surrender will be deducted from the death benefit proceeds, which will be determined without taking into account the amount surrendered.

     When a Partial Surrender is made on a Policy on which the Owner has selected death benefit Option 1, the Specified Amount under the Policy is decreased by the amount of the Partial Surrender (excluding its fee). A Partial Surrender will not change the Specified Amount of a Policy on which the Owner has selected death benefit Option 2. However, assuming that the death benefit is not equal to Fund Value times a death benefit percentage, the Partial Surrender will reduce the death benefit by the amount of the Partial Surrender. Under either death benefit Option, to the extent the death benefit is based upon the Fund Value times the death benefit percentage applicable to the Insured, a Partial Surrender may cause the death benefit to decrease by an amount greater than the amount of the Partial Surrender. See "Death Benefits under the Policy," page 20.

     A fee for each Partial Surrender will be assessed. See "Charges and Deductions -- Transaction and Other Charges", page 35.

     For information on the tax treatment of Partial Surrenders, see "Federal Income Tax Considerations," page 37.

GRACE PERIOD AND LAPSE

     In general, the Policy and all Riders attached to it will continue in force as long as the Cash Value of the Policy is sufficient to pay all the deductions that are taken from Fund Value each month. The Policy will lapse only when the Cash Value is insufficient to cover the current monthly deduction against the Policy's Fund Value on any Monthly Anniversary Day, and a 61-day Grace Period expires without the Policy Owner making a sufficient payment.

  Special Rule for First Three Policy Years

     During the first three Policy years (or first three policy years following an increase in Specified Amount during that period), if on each Monthly Anniversary Day the sum of premiums paid, less the sum of Partial Surrenders (excluding its fees) and any Outstanding Debt is greater than or equal to the Minimum Monthly Premiums times the number of completed Policy months (or number of months from the most recent increase in Specified Amount) or if the Cash Value is greater than zero, the Policy and all attached Riders are guaranteed not to lapse.

     If the insufficiency occurs at any other time, or if the Minimum Monthly Premium test has not been met during the first three Policy years as described above, the Policy may be at risk of lapse depending on whether or not a Guaranteed Death Benefit Rider is in effect, as explained below.

  If Guaranteed Death Benefit Rider Is Not in Effect

     If an insufficiency occurs and a Guaranteed Death Benefit Rider is not in effect, the Owner must pay during the Grace Period the amount required under the Policy to avoid Lapse. In addition, payment of any loan interest accrued for the Policy year but unpaid as of the Monthly Anniversary Day when insufficiency occurs may be required prior to the end of the Grace Period.

     The Company will not accept any payment if it would cause the Policy Owner's total premium payments to exceed the maximum permissible premium for the Policy's Specified Amount under the Internal Revenue Code. This may occur when the Policy Owner has Outstanding Debt, in which case the Policy Owner could repay a sufficient portion of the Outstanding Debt to avoid termination. In this instance, the Policy Owner may wish to repay an additional portion of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for the Policy's Specified Amount, the Policy Owner may also wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, the Company will not reject any premium payments necessary to prevent lapse of the Policy.

     If the Cash Value of the Policy is insufficient to cover the entire Monthly Deduction on a Monthly Anniversary Day, the Company will deduct the amount that is available. The Company will notify the Policy Owner (and any assignee of record) of the payment required to keep the Policy in force. The Policy Owner will then have a Grace Period of 61 days, measured from the date the notice is sent, to make the required payment. During the first three Policy years (or within three years of an increase in Specified Amount during that period), if the Cash Value of the Policy is less than zero, the payment required is the amount of Minimum Monthly Premium not paid plus one succeeding Minimum Monthly Premium. After the Third Policy anniversary (or after three years from the most recent increase in Specified Amount), the payment required is the amount of the Monthly Deduction not paid plus two succeeding Monthly Deductions, grossed up by the amount of the Deductions from Premiums (see "Charges and Deductions -- Deductions from Premiums", page 31). The Policy will remain in force through the Grace Period. Failure to make the required payment within the Grace Period will result in termination of coverage under the Policy, and the Policy will lapse. If the required payment is made during the Grace Period, any premium paid will be allocated among the Subaccounts of the Variable Account and the Guaranteed Interest Account in accordance with the Policy Owner's current Scheduled Premium Payment allocation instructions. Any monthly deduction due will be charged to the Subaccounts and the Guaranteed Interest Account on a proportionate basis. If the Insured dies during the Grace Period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the Grace Period, reduced by any unpaid monthly deductions (which for Policies offered to residents of, or issued for delivery in, the State of New Jersey cannot exceed the minimum premium for the following month) and any Outstanding Debt .

  If Guaranteed Death Benefit Rider Is in Effect

     If a Guaranteed Death Benefit Rider is in effect and the test for continuation of the Guarantee Period has been met, the Specified Amount of the Policy and most Rider coverages will not lapse during the Guarantee Period even if the Cash Value is not sufficient to cover all the deductions from the Fund Value on any Monthly Anniversary Day. See "Guaranteed Death Benefits", page 23.

     While the Guaranteed Death Benefit Rider is in effect, the Fund Value of the Policy may be reduced by Monthly Deductions, but not below zero. Any Monthly Deductions during the Guarantee Period which would reduce the Fund Value below zero will be waived.

     The Guaranteed Death Benefit Rider will be terminated if the Policy does not meet the monthly test, as explained in "Guaranteed Death Benefits", page 23, and the payment required under the Rider is not made within the Grace Period. If the Guaranteed Death Benefit Rider is terminated, the normal test for lapse will resume.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas, and, therefore, Grace Period and Lapse will be treated as described in the immediately preceding section entitled "If the Guaranteed Death Benefit Is Not In Effect".

  Reinstatement

     The Company will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Cash Value) at any time within five years after the Monthly Anniversary Day immediately before the start of the Grace Period but before the Maturity Date, provided the Company receives the following: (i) a written application from the Policy Owner; (ii) evidence of insurability satisfactory to the Company; (iii) payment of all monthly deductions that were due and unpaid during the Grace Period; (iv) payment of an amount at least sufficient to keep the Policy in force for one month after the date of reinstatement; and (v) payment or reinstatement of any debt on the Policy Anniversary at the start of the Grace Period and (vi) payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate which applies to policy loans on the date of reinstatement.

     When the Policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse, subject to the following: (i) the Surrender Charge will be equal to the Surrender Charge that would have existed had the Policy been in force since the original Policy Date; (ii) the Fund Value will be reduced by the decrease, if any, in the Surrender Charge during the period which the Policy was not in force; (iii) any Outstanding Debt on the date of lapse will also be reinstated; and, (iv) no interest on amounts held in the

Company's Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstatement. Reinstatement will be effective as of the Monthly Anniversary Day on or preceding the date of approval by the Company, and Fund Value minus, if applicable, Outstanding Debt will be allocated among the Subaccounts and the Guaranteed Interest Account in accordance with the Policy Owner's most recent Scheduled Premium Payment allocation instructions.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     Certain charges are deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Fund Value. These charges consists of the following items:

  Sales Charge

     Sales charge varies based on the total of the Specified Amount plus Term Insurance amount in force on the Policy Date. For total amounts less than $500,000, the sales charge is equal to 4% of each premium paid. For total amounts of $500,000 or more, the sales charge is equal to 3% of each premium paid.

     The sales charge is deducted to compensate the Company for the cost of distributing the Policies. The amount derived by the Company from the sales charge is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. If surrendered within 15 years after issuance, or within 15 years following an increase in the Specified Amount, the Policy will also be subject to a Surrender Charge, which is described on page
33. To the extent that sales and distribution expenses exceed sales charges and any amounts derived from the Surrender Charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risks and from mortality gains.

  Tax Charges

     All states levy taxes on life insurance premium payments. The amount of these taxes vary from state to state, and may vary from jurisdiction to jurisdiction within a state. The Company currently deducts an amount equal to 2.25% of each premium to pay applicable premium taxes. Currently, these taxes range from 0% to 4%, and, therefore, the 2.25% deduction may be higher or lower than the actual premium tax imposed by the applicable jurisdiction. The 2.25% rate approximates the average tax rate the Company expects to pay on premiums. The Company does not expect to make a profit from this charge.

     A charge currently equal to 1.5% of each premium payment is deducted from each premium to cover the estimated cost for the Federal income tax treatment of deferred acquisition costs determined solely by the amount of life insurance premiums received. The Company believes this charge for deferred acquisitions costs is reasonable in relation to the Company's increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from a Policy Owner are not subject to this tax.

     The Company reserves the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to the Company.

DAILY DEDUCTIONS FROM THE VARIABLE ACCOUNT

  Mortality and Expense Risk Charge

     Each day a charge is deducted for mortality and expense risks assumed by the Company. This charge is guaranteed not to exceed .000959% per day of the amount in the Subaccounts of the Variable Account, which is equivalent to an annual rate of .35% of the portion of the Policy Fund Value allocated to the Variable Account.

     The mortality and expense risk charge is assessed to compensate the Company for assuming mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet the Company's actual claims. The expense risk the Company assumes is that other expenses incurred in issuing and administering the Policies and operating the Variable Account will be greater than the amount estimated when setting the charges for these expenses. The Company will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the Policies. The Company may use this profit for other purposes, including any distribution expenses not covered by the sales charge or Surrender Charge.

     This charge is not assessed against the amount of the Policy Fund Value which is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

MONTHLY DEDUCTIONS FROM FUND VALUE

     A charge called the monthly deduction is deducted from a Policy's Fund Value in the Subaccounts and Guaranteed Interest Account beginning on the Policy Date and on each Monthly Anniversary Day thereafter. The monthly deduction consists of the following items:

  Cost of Insurance

     This monthly charge compensates the Company for the anticipated cost of paying death benefits in excess of Fund Value to Beneficiaries of Insureds who die. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under a Policy at the beginning of the Policy Month. The net amount at risk for these purposes is equal to the amount of death benefit payable at the beginning of the Policy Month less the Fund Value at the beginning of the Policy Month.

     The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables (for issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15 and where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B). These rates are based on the Age and underwriting class of the Insured. They are also based on the gender of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana and in Policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, the Company charges "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and the Company may also change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the Insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the Age of the Insured.

     If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a subsequent decrease in Specified Amount).

  Administrative Charge

     An administrative charge of $5.00 is deducted monthly from the Fund Value.

     The administrative charge is assessed to reimburse the Company for the expenses associated with administration and maintenance of the Policies. The administrative charge is guaranteed never to exceed $5.00. The Company does not expect to profit from this charge.

  Monthly per $1,000 Specified Amount Charge

     For the first 15 policy years following issue or increase in Specified Amount, a per $1,000 Specified Amount charge will apply. These per $1,000 of Specified Amount charges differ based on issue age of the coverage segment, gender and smoking status. The monthly per $1,000 factors are shown in Appendix B.

  Guaranteed Death Benefit Charge

     If the Guaranteed Death Benefit Rider has been elected, a charge of $0.01 per thousand dollars of Policy Specified Amount and certain Rider amounts is deducted each month during the Guarantee Period. This charge is guaranteed never to exceed this amount.

     The Guaranteed Death Benefit Rider is not available on Policies offered to residents of, or issued for delivery in, the Commonwealth of Massachusetts or the States of New Jersey and Texas.

  Other Optional Insurance Benefits Charges

     The monthly deduction will include charges for any other optional insurance benefits added to the Policy by Rider. See "Other Optional Insurance Benefits," page 23.

SURRENDER CHARGE

     There will be a difference between the Fund Value of the Policy and its Cash Value for at least the first fourteen Policy years. If there is no Outstanding Debt, this difference is the Surrender Charge, a contingent deferred load. It is a contingent load because it is assessed only if the Policy is surrendered or if the Policy lapses. It is a deferred load because it is not deducted from the premiums paid. The Surrender Charge is based on a factor per $1,000 of initial Specified Amount and grades to zero based on a grading schedule. The factors per $1,000 of initial Specified Amount vary by issue age, gender, and underwriting class. The grading percentages (as shown below) vary based on issue age and the number of full years since the Policy was issued. The Company will assess the Surrender Charge against the Fund Value upon surrender or lapse within fourteen years after its issuance, or within fourteen years following an increase in Specified Amount.

GRADING PERCENTAGES                                     PERCENT FOR ISSUE    PERCENT FOR ISSUE
POLICY YEAR                                                 AGES 0-75           AGES 76-85
-------------------                                     -----------------    -----------------
1-3...................................................         80%                  80%
4.....................................................         80                   70
5.....................................................         80                   60
6.....................................................         80                   50
7.....................................................         80                   40
8.....................................................         70                   30
9.....................................................         60                   20
10....................................................         50                   10
11....................................................         40                    0
12....................................................         30                    0
13....................................................         20                    0
14....................................................         10                    0
15+...................................................          0                    0

     As an example of the Surrender Charge calculation, if a Male Insured Age 35 purchases a Policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount factor, based upon the assumptions described above, would be $7.25 (Preferred, nonsmoker, Death Benefit Option 1). The maximum Surrender Charge during the first seven Policy years would be 80% of (100 x 7.25), or $580.00.

     The purpose of the Surrender Charge is to reimburse the Company for some of the expenses of distributing the Policies.

  Effect of Changes in Specified Amount on the Surrender Charge

     The Surrender Charge will increase when a new coverage segment of Specified Amount is created due to a requested increase in coverage. The Surrender Charge related to the increase will be calculated in the same manner as the Surrender Charge for the original Specified Amount, and will be reduced over the 15 year period following the increase. The new Surrender Charge for the Policy will equal the remaining portion of the Surrender Charge for the original Specified Amount, plus the Surrender Charge related to the increase.

     Decreases in Specified Amount have no effect on surrender charges.

CORPORATE PURCHASERS

     The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements purchasing one or more Policies, the Company may reduce the amount of the Surrender Charge or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

TRANSACTION AND OTHER CHARGES

     A Partial Surrender fee of $10 will be deducted from the Fund Value for each Partial Surrender Transaction. This charge is guaranteed not to exceed $10.

     The Company currently does not charge for transfers of Fund Value between the Subaccounts. The Company does, however, reserve the right to assess a $25 charge on transfers (including transfers by telephone, if permitted by the Company). For Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company guarantees that no transfer charge will be imposed on transfers made within one year from the date the Policy is issued.

     The Company may charge the Subaccounts for federal income taxes incurred by the Company that are attributable to the Variable Account and its Subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 40.

     The Company will bear the direct operating expenses of the Variable Account. The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and other expenses are more fully described in the prospectuses of the Funds.

FEES AND EXPENSES OF THE FUNDS

     The Subaccounts purchase shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by Portfolio are set forth below. The Funds are governed by their Boards. The Fund's expenses are not fixed or specified under the terms of the Policy. The advisory fees and other expenses are summarized at pages 11-12 of this Prospectus and are more fully described in the prospectuses of the Funds.

     Information contained in the following table was provided by the respective Funds, which are solely responsible for such information.

                  PRO FORMA ANNUAL EXPENSES FOR THE YEAR ENDED
                               DECEMBER 31, 1997

                                                                     EXPENSES
                                                     MANAGEMENT       (AFTER        TOTAL
                  FUND/PORTFOLIO                        FEES      REIMBURSEMENT)   EXPENSES
                  --------------                     ----------   --------------   --------
MONY Series Fund, Inc.
  Intermediate Term Bond Portfolio.................      .50%(1)       .09%(2)        .59%
  Long Term Bond Portfolio.........................      .50(1)        .07(2)         .57
  Government Securities Portfolio..................      .50(1)        .14(2)         .64
  Money Market Portfolio...........................      .40           .06(2)         .46
Enterprise Accumulation Trust
  Equity Portfolio.................................      .80%          .04%(3)        .84%
  Small Cap Portfolio..............................      .80           .06(3)         .86
  Managed Portfolio................................      .73           .03(3)         .76
  International Growth Portfolio...................      .85           .34(3)        1.19
  High Yield Bond Portfolio........................      .60           .17(3)         .77
  Small Company Growth Portfolio...................     1.00             *              *
  Equity Income Portfolio..........................      .75             *              *
  Capital Appreciation Portfolio...................      .75             *              *
  Growth and Income Portfolio......................      .75             *              *
  Growth Portfolio.................................      .75             *              *

---------------
  * No data is provided as these subaccounts first became available with the offering of the Policy.

 1. Management Fees reflect investment advisory fees of .50% which became effective on and after October 14, 1997. Prior thereto, the investment advisory fees were .40%. The amount shown reflects fees actually incurred by the respective Portfolio.

 2.  Includes custodial credit percentages as follows: Intermediate Term
     Bond -- .0080%; Long Term Bond -- .0043%; Government Securities -- .0169%; and Money Market -- .0048% which expenses are borne by the Investment Adviser pursuant to the Investment Advisory Agreement.

 3. Reflects expense reimbursements in effect on May 1, 1996. Absent these expense reimbursements, expenses would have been as follows:
     Equity -- .84%; Small Cap -- .86%; Managed -- .76%; International
     Growth -- 1.19%; and High Yield Bond -- .77%. The Equity, Small Cap, and Managed Portfolio reimbursements relate to mutual fund accounting expense.

GUARANTEE OF CERTAIN CHARGES

     The Company guarantees that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge, the per $1000 Specified Amount charge, the sales charge, the guaranteed cost of insurance rates, and the Surrender Charge.

     Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made by class of Insured and will be based on changes in future expectations with respect to investment earnings, mortality, length of time policies will remain in effect, expenses, and taxes. In no event will they exceed the guaranteed rates defined in the Policy.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

  Definition of Life Insurance

     Section 7702 of the Internal Revenue Code (the "Code") provides that if one of two alternate tests are met, a policy will be treated as a life insurance policy for federal tax purposes. These tests are referred to as the "Cash Value Accumulation Test" and the "Guideline Premium/Cash Value Corridor Test".

     The Policy described in this Prospectus is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things,
(i) a maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium", and (ii) a minimum ongoing "corridor" of death benefit in relation to the Fund Value of the Policy, known as the "death benefit percentage." See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors.

     The Company believes that the Policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax and the Policy Owner generally should not be deemed to be in constructive receipt of the cash values under the Policy until a full surrender thereof, maturity of the Policy, or Partial Surrender. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. Prospective Policy Owners that intend to use Policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate Owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Diversification Requirements

     To comply with regulations under Section 817(h) of the Code, each Portfolio is required to diversify its investments. Generally, a Portfolio is required to diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer, and any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

     While there should be no question that, for federal income tax purposes, the Portfolio shares underlying the Policies are owned by the Company and not by a Policy Owner or any Beneficiary, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Tax Treatment of Policies

     The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. With the enactment of this legislation, the Policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts is somewhat different, as described below.

     A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in benefits may require retesting to determine if the Policy is to be classified as a modified endowment contract.

  Conventional Life Insurance Policies

     If a Policy is not a modified endowment contract, upon full surrender or maturity of a Policy for its Cash Value, the excess, if any, of the Cash Value plus any outstanding Policy Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. A Policy's cost basis will usually equal the premiums paid less any premiums previously recovered through Partial Surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all of the cash received through Partial Surrenders in the first 15 Policy years is paid out of the income of the Policy and therefore subject to income tax. Cash distributed to a Policy Owner on Partial Surrenders occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.

     The Company also believes that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or upon maturity of the Policy. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a Policy that is not a modified endowment contract may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the Policy Loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a Policy Loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrued basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

     Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon Partial Surrenders and Policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Fund Value of the Policy exceeds investment in the Policy immediately before the distribution. Under a tax law provision, if two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including the Company, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

     Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (i) when the taxpayer is at least 59 1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or
(iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s), the Policy was not yet a modified endowment contract. For this purpose, pursuant to the Code, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

     It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, it may be deductible, subject to several limitations, depending on the use to which the proceeds are put and the tax rules applicable to the Policy Owner. If, for example, the loan proceeds are used by an individual for business or investment purposes, all or part of the interest expense may be deductible. Generally, if the Policy loan is used for personal purposes by an individual, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a Policy Loan or on other indebtedness) also may be subject to other limitations. For example, where the interest is paid (or accrued by an accrual basis taxpayer) on a loan under a Policy covering the life of an officer, employee, or person financially interested in the trade or business of the Policy Owners, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt. Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Reasonableness Requirement for Charges

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department is expected to promulgate regulations governing reasonableness standards for mortality charges. The Company believes that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements. It is possible that future regulations will contain standards that would require the Company to modify its mortality charges used for the purposes of the calculations in order to retain qualification of the Policy as life insurance for federal income tax purposes, and the Company reserves the right to make any such modifications.

  Pension and Profit-Sharing Plans

     If the Policies described in this Prospectus are purchased by a fund which forms part of a pension or profit-sharing plan qualified under Sections 401(a) or 403 of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     If purchased as part of a pension or profit sharing plan, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Fund Value will not be subject to Federal income tax. However, the Policy Fund Value will generally be taxable to the extent it exceeds the sum of $5,000 plus the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his Policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

  Other Employee Benefit Programs

     Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy Owners also must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The Policy Owner's legal advisor should be consulted to address these issues.

  Other

     Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

     For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING
                          THE TAX STATUS OF ANY POLICY

CHARGE FOR COMPANY INCOME TAXES

     For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

     In accordance with its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the Subaccounts at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. The Company will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts of the Variable Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

     The person having the voting interest under a Policy is the Policy Owner. Unless otherwise required by applicable law, the number of votes as to which a Policy Owner will have the right to instruct for any Portfolio will be determined by dividing a Policy Owner's Fund Value in the Subaccount which corresponds to the Portfolio by $100. Fractional votes will be counted. The number of votes as to which a Policy Owner will have the right to instruct will be determined as of the date determined by the Company, but in no event shall such date be more than 90 days prior to the date established by the respective Fund for determining shareholders eligible to vote at the meeting of the respective Fund. If required by the Securities and Exchange Commission, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the respective Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to the Policy Owner's Fund Value held in each Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount. The Company will also exercise the voting rights from assets in each Subaccount which are not otherwise attributable to Policy Owners, if any, in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Subaccount and generally will exercise voting rights attributable to shares of Portfolios of the Funds held in its General Account, if any, in the same proportion as votes cast with respect to shares of Portfolios of the Funds held by the Variable Account and other separate accounts of the Company, in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

     The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that the Company's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on the Company. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

REPORT TO POLICY OWNERS

     A statement will be sent at least annually to each Policy Owner setting forth a summary of the transactions which occurred since the last statement and indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt. In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the Subaccounts and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

     Each Policy Owner will also receive an annual and a semiannual report containing financial statements for the Variable Account and the Funds, the latter of which will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS AND RIGHT TO CHANGE OPERATIONS

     The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Variable Account or any of its other separate accounts or that the Variable Account or any of its other separate accounts may purchase. If shares of any or all of the Portfolios of the Funds should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of any or all Portfolios of the Funds should become inappropriate in view of the purposes of the Policies, the Company may substitute shares of another Portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

     Where required, the Company will not substitute any shares attributable to a Policy Owner's interest in a Variable Account without notice, Policy Owner approval, or prior approval of the Securities and Exchange Commission and without following the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Commissioner of Insurance of the State of Arizona.

     The Company also reserves the right to establish additional Subaccounts of the Variable Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, a portfolio thereof, or another suitable investment vehicle, with a specified investment objective. New Subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

CHANGES TO COMPLY WITH LAW

     The Company reserves the right to make any change without consent of Policy Owners to the provisions of the Policy to comply with, or give Policy Owners the benefit of, any Federal or State statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

     Performance information for the Subaccounts of the Variable Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Fund Value attributable to the performance of one or more Subaccounts, or as a change in Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Fund Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Fund Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one, five and ten years, or from the commencement of operation of the Variable Account if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the Surrender Charge, if applicable, by assuming a surrender at the end of the particular period, although other quotations may simultaneously be given that do not assume a surrender and do not take into account deduction of the Surrender Charge.

     Performance information for the Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners to: (i) other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and
(ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any Subaccount of the Variable Account reflects only the performance of a hypothetical Policy whose Fund Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolios of the Funds in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                        THE GUARANTEED INTEREST ACCOUNT

     Policy Owners may allocate all or a portion of their net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the Purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the Policy.

GENERAL DESCRIPTION

     Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in the Variable Account and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

     The Policy Owner may elect to allocate net premiums to the Guaranteed Interest Account, the Variable Account, or both. The Policy Owner may also transfer Fund Value from the Subaccounts of the Variable Account to the Guaranteed Interest Account, or from the Guaranteed Interest Account to the Subaccounts. Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate, which will be guaranteed for approximately one year. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.)

     The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

DEATH BENEFIT

     The death benefit under the Policy will be determined in the same fashion for a Policy Owner who has Fund Value in the Guaranteed Interest Account as for a Policy Owner who has Fund Value in the Subaccounts. The death benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. See "Death Benefits under the Policy," page 20.

POLICY CHARGES

     Deductions from premium, monthly deductions from the Fund Value, and Fund Charges will be the same for Policy Owners who allocate net premiums or transfer Fund Value to the Guaranteed Interest Account as for Policy Owners who allocate net premiums to the Subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider; and the Surrender Charge. Fees for Partial Surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

     Charges applicable to the Portfolios, including the operating expenses of the Portfolios, as well as the investment advisory fee charged by the Portfolio managers, will not be paid directly or indirectly by Policy Owners to the extent the Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the Subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that Policy Owners will not participate in the investment experience of the Subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

TRANSFERS

     Amounts may be transferred after the Right to Return Policy Period from the Subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the Subaccounts, subject to the following limitations.

     Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

     Transfers from the Guaranteed Interest Account to the Subaccounts are limited to one in any Policy year. Transfers from the Guaranteed Interest Account may only be made during the time period which begins on the Policy Anniversary and which ends 30 days after the Policy Anniversary. If the transfer request is received on the Policy Anniversary, it will be processed as of the Policy Anniversary; if it is received within 30 days after the Policy Anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day, or if not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the Policy Anniversary will be deemed received on the Policy Anniversary. Any transfer requests received at other times will not be honored, and will be returned to the Policy Owner.

     Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future.

SURRENDERS AND POLICY LOANS

     The Policy Owner may also make Full Surrenders and Partial Surrenders from the Guaranteed Interest Account to the same extent as a Policy Owner who has invested in the Subaccounts. See "Full Surrender," page 28 and "Partial Surrenders", page 28. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of Policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, with respect to Policies issued for delivery to residents of the Commonwealth of Pennsylvania, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the Policy.

                             MORE ABOUT THE POLICY

OWNERSHIP

     The Policy Owner is the individual named as such in the application or in any later change shown in the Company's records. While the Insured is living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or the Company allows.

  Joint Owners

     If more than one person is named as Policy Owner, they are joint owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

     The Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Policy Owner may change the Beneficiary at any time during the life of the Insured by written request on forms provided by the Company, which must be received by the Company at its Administrative Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. The Policy Owner may designate a permanent Beneficiary, whose rights under the Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Insured, the Policy Owner or the Policy Owner's estate is the Beneficiary.

     The Company will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Insured's death, the Beneficiary must be living at the time of the Insured's death.

THE POLICY

     This Policy is a contract between the Policy Owner and the Company. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, all Riders, and all additional Policy information sections (specification pages) added to the Policy.

NOTIFICATION AND CLAIMS PROCEDURES

     Any election, designation, change, assignment, or request made by the Policy Owner must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the Policy be returned for any Policy change or upon its surrender.

     In the event of an Insured's death while the Policy is in force notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of Age and a certified copy of a death certificate. The Company may also require the Beneficiary and the Insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the Insured, including but not limited to medical records of physicians and hospitals used by the Insured.

PAYMENTS

     The Company will pay death benefit proceeds, the Cash Value on surrender, Partial Surrenders and loan proceeds based on allocations made to the Subaccounts, and will effect a transfer between Subaccounts or from the Variable Account to the Guaranteed Interest Account within seven days after the Company receives all the information needed to process a payment.

     However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Subaccounts if:

          The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

          An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

PAYMENT PLAN/SETTLEMENT PROVISIONS

     Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

PAYMENT IN CASE OF SUICIDE

     If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or Reinstatement Date, the Company will limit the death benefit proceeds to the premium payments less any Partial Surrender amounts (and their fees) and less any Outstanding Debt. If an Insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

ASSIGNMENT

     The Policy Owner may assign a Policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's Administrative Office, and it will be effective only when recorded by the Company. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Policy Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option or Rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 37.)

ERRORS ON THE APPLICATION

     If the Age or gender of the Insured has been misstated, the death benefit under this Policy will be the greater of that which would be purchased by the most recent cost of insurance charge at the correct Age and gender, or the death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct Age and gender. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Cost of Insurance", page 32.

INCONTESTABILITY

     The Company may contest the validity of this Policy if any material misstatements are made in the application. However, the Policy will be incontestable as follows: the initial Specified Amount cannot be contested after the Policy has been in force during the Insured's lifetime for two years from the Policy Date;

and an increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

POLICY ILLUSTRATIONS

     Upon request, the Company will send the Policy Owner an illustration of future benefits under the Policy based on both guaranteed and current cost assumptions.

DISTRIBUTION OF THE POLICY

     MONY Securities Corp. ("MSC"), a wholly owned subsidiary of Mutual of New York, is principal underwriter (distributor) of the Policies. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The Policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

     Except where MSC has authorized other broker/dealers to sell the Policies (as described in the preceding paragraph), compensation payable for the sale of the Policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly Anniversary for so long as the Policy shall remain in force, an annualized rate of 0.15 percent of the Fund Value of the Policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

     In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive noncash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                             MORE ABOUT THE COMPANY

MANAGEMENT

     The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company of America is 1740 Broadway, New York, New York 10019.

     Current Officers and Directors of MONY America are:

                     NAME                         POSITION AND OFFICES WITH DEPOSITOR
                     ----                         -----------------------------------
Michael I. Roth................................  Director, Chairman and Chief Executive
                                                   Officer
Samuel J. Foti.................................  Director, President and Chief
                                                   Operating Officer
Kenneth M. Levine..............................  Director and Executive Vice President
Richard E. Connors.............................  Director
Richard Daddario...............................  Director, Vice President, and
                                                   Controller
Phillip A. Eisenberg...........................  Director, Vice President and Actuary
Margaret G. Gale...............................  Director, Vice President
Stephen J. Hall................................  Director
Charles P. Leone...............................  Director, Vice President and Chief
                                                   Corporate Compliance Officer
Sam Chiodo.....................................  Vice President
Edward E. Hill.................................  Vice President -- Chief Compliance
                                                   Officer
William D. Goodwin.............................  Vice President
Evelyn L. Peos.................................  Vice President
Michael Slipowitz..............................  Vice President
David S. Waldman...............................  Secretary
David V. Weigel................................  Treasurer

     No officer or director listed above receives any compensation from the Variable Account. No separately allocable compensation has been paid by the Company or any of its affiliates to any person listed for services rendered to the Account.

STATE REGULATION

     The Company is subject to the laws of the state of Arizona governing insurance companies and to regulation by the Commissioner of Insurance of Arizona. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

TELEPHONE TRANSFER PRIVILEGES

     A Policy Owner may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. All or part of any telephone conversation with respect to transfer and allocation instructions may be recorded by the Company. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any Valuation Date will be effected as of the end of that Valuation Date in accordance with the Policy Owner's instructions, subject to the limitations stated in this prospectus (presuming that the Free Look Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Policy Owners might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

     The Company has adopted guidelines relating to telephone transfers and allocation instructions that, among other things, outlines procedures to be followed which are designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and the Policy Owner will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions in the event that such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Variable Account is a party, or which would materially affect the Variable Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Policies described in this Prospectus and the organization of the Company, its authority to issue the Policies under Arizona law, and the validity of the forms of the Policies under Arizona law have been passed on by the Vice President and Deputy General Counsel of the Mutual of New York.

     Legal matters relating to the federal securities and federal income tax laws have been passed upon by Edward P. Bank, Vice President and Deputy General Counsel of Mutual of New York.

EXPERTS

     Actuarial matters included in this Prospectus have been examined by Evelyn
L. Peos, FSA, Vice President of MONY America, whose opinion is filed as an exhibit to the Registration Statement.

REGISTRATION STATEMENT

     A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT ACCOUNTANTS

     The audited financial statements for the Variable Account and for the Company included in this Prospectus and in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their reports hereon, and are included in reliance upon the authority of said firm as experts in accounting and auditing. Coopers & Lybrand L.L.P.'s office is located at 1301 Avenue of the Americas, New York, New York, 10019.

FINANCIAL STATEMENTS

     The audited financial statements for the Variable Account are set forth herein, starting on page F-2. The audited financial statements of the Company are set forth herein, starting on page F-13.

     The financial statements of the Variable Account and of the Company have been audited by Coopers & Lybrand L.L.P. The financial statements of the Company should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
With respect to MONY America Variable Account L:
  Report of Independent Accountants.........................  F-2
  Statements of assets and liabilities as of December 31,
     1997...................................................  F-3
  Statements of operations for the year ended December 31,
     1997...................................................  F-5
  Statements of changes in net assets.......................  F-7
  Notes to financial statements.............................  F-10
With respect to MONY Life Insurance Company of America:
  Report of Independent Accountants.........................  F-13
  Statements of admitted assets, liabilities and surplus as
     of December 31, 1997 and 1996..........................  F-14
  Statements of operations for the years ended December 31,
     1997 and 1996..........................................  F-15
  Statements of capital and surplus for the years ended
     December 31, 1997 and 1996.............................  F-16
  Statements of cash flows for the years ended December 31,
     1997 and 1996..........................................  F-17
  Notes to financial statements.............................  F-18

                                   APPENDIX A

                          DEATH BENEFIT PERCENTAGE FOR
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                                              APPLICABLE
ATTAINED AGE                                                  PERCENTAGE
------------                                                  ----------
40 and Under................................................     250%
41..........................................................     243
42..........................................................     236
43..........................................................     229
44..........................................................     222
45..........................................................     215
46..........................................................     209
47..........................................................     203
48..........................................................     197
49..........................................................     191
50..........................................................     185
51..........................................................     178
52..........................................................     171
53..........................................................     164
54..........................................................     157
55..........................................................     150
56..........................................................     146
57..........................................................     142
58..........................................................     138
59..........................................................     134
60..........................................................     130
61..........................................................     128
62..........................................................     126
63..........................................................     124
64..........................................................     122
65..........................................................     120
66..........................................................     119
67..........................................................     118
68..........................................................     117
69..........................................................     116
70..........................................................     115
71..........................................................     113
72..........................................................     111
73..........................................................     109
74..........................................................     107
75-90.......................................................     105
91..........................................................     104
92..........................................................     103
93..........................................................     102
94-100......................................................     101

                                   APPENDIX B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

ISSUE                                                             FACTOR
AGE                                                             PER $1,000
-----                                                           ----------
0-17........................................................      $0.07
18-36.......................................................       0.08
37..........................................................       0.09
38..........................................................       0.09
39..........................................................       0.10
40..........................................................       0.10
41..........................................................       0.10
42..........................................................       0.11
43..........................................................       0.11
44..........................................................       0.12
45..........................................................       0.12
46..........................................................       0.12
47..........................................................       0.13
48..........................................................       0.13
49..........................................................       0.14
50..........................................................       0.14
51..........................................................       0.14
52..........................................................       0.15
53..........................................................       0.15
54..........................................................       0.16
55..........................................................       0.16
56..........................................................       0.16
57..........................................................       0.17
58..........................................................       0.17
59..........................................................       0.18
60..........................................................       0.18
61..........................................................       0.18
62..........................................................       0.19
63..........................................................       0.19
64..........................................................       0.20
65..........................................................       0.20
66..........................................................       0.20
67..........................................................       0.21
68..........................................................       0.21
69..........................................................       0.22
70..........................................................       0.22
71..........................................................       0.22
72..........................................................       0.23
73..........................................................       0.23
74..........................................................       0.24
75..........................................................       0.24
76..........................................................       0.24
77..........................................................       0.25
78..........................................................       0.25
79..........................................................       0.26
80..........................................................       0.26
81..........................................................       0.26
82..........................................................       0.27
83..........................................................       0.27
84..........................................................       0.28
85..........................................................       0.28

                                   APPENDIX C

                         GUARANTEED DEATH BENEFIT RIDER
                 MONTHLY GUARANTEE PREMIUM FOR GUARANTEED DEATH
              BENEFIT RIDER WITH TEN YEAR/AGE 70 GUARANTEE PERIOD

                                                                MONTHLY GUARANTEE
                                                                     PREMIUM
                                                                -----------------
Specified Amount = $200,000
Male age 45 Preferred Nonsmoker Death Benefit Option 1......         $229.17
Female age 45 Preferred Nonsmoker Death Benefit Option 1....         $174.00
Male age 45 Standard Smoker Death Benefit Option 1..........         $379.83
Male age 45 Preferred Nonsmoker Death Benefit Option 2......         $229.17
Male age 35 Preferred Nonsmoker Death Benefit Option 1......         $155.83
Male age 55 Preferred Nonsmoker Death Benefit Option 1......         $370.83

                                    PART II

                   (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

RULE 484 UNDERTAKING

     The By-Laws of MONY Life Insurance Company of America ("MONY America") provide, in Article VI as follows:

          SECTION 1. The Corporation shall indemnify any existing or former director, officer, employee or agent of the Corporation against all expenses incurred by them and each of them which may arise or be incurred, rendered or levied in any legal action brought or threatened against any of them for or on account of any action or omission alleged to have been committed while acting within the scope of employment as director, officer, employee or agent of the Corporation, whether or not any action is or has been filed against them and whether or not any settlement or compromise is approved by a court, all subject and pursuant to the provisions of the Articles of Incorporation of this Corporation.

          SECTION 2. The indemnification provided in this By-Law shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS RELATING TO SECTION 26 OF THE
  INVESTMENT COMPANY ACT OF 1940

     Registrant and MONY Life Insurance Company of America represent that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company of America.

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The Facing Sheet.

     Cross-Reference to items required by Form N-8B-2.

     Prospectus consisting of        pages.

     The Undertaking to file reports.

     The signatures.

     Written consents of the following persons:

          a. Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York

          b. Evelyn Peos, FSA

          c. Coopers & Lybrand L.L.P. Independent Accountants

     The following exhibits:

          1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

             (1) Resolution of the Board of Directors of MONY America authorizing establishment of MONY America Variable Account L, filed as
        Exhibit 1 to Registration Statement on Form S-6, dated February 21, 1985 (Registration Nos. 2-95900 and 811-4235), is incorporated herein by reference.

             (2) Not applicable.

             (3) (a) Underwriting Agreement between MONY Life Insurance Company of America, MONY Series Fund, Inc., and MONY Securities Corp., filed as
        Exhibit 3(a) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

             (c) Commission schedule (with Commission Contract), filed as
        Exhibit 3(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated January 6, 1995 (Registration Nos. 33-82570 and 811-4235), is incorporated by referenced herein.

             (4) Not applicable.

             (5) Form of policy filed herewith as Exhibit 1(5).

             (6) Articles of Incorporation and By-Laws of MONY America filed as Exhibits 6(a) and 6(b), respectively, to Registration Statement Registration No. 33-13183) dated April 6, 1987, is incorporated herein by reference.

             (7) Not applicable.

             (8) (a) Form of agreement to purchase shares. [To be filed by amendment]

             (b) Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to

        Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

             Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-advisor, filed as Exhibit 5 to Post-Effective Amendment No. 8, dated September 30, 1994, to Registration Statement on Form N-1A (Registration No. 33-21534), is incorporated herein by reference.

             Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation
        Trust ("Trust"), and Enterprise Capital, the Trust, and           , as
        sub-adviser [to be filed by amendment].

             Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation
        Trust ("Trust"), and Enterprise Capital, the Trust, and           , as
        sub-adviser [to be filed by amendment].

             Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation
        Trust ("Trust"), and Enterprise Capital, the Trust, and           , as
        sub-adviser [to be filed by amendment].

             Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation
        Trust ("Trust"), and Enterprise Capital, the Trust, and           , as
        sub-adviser [to be filed by amendment].

             (c) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

             (9) Not applicable.

             (10) Application Form for Flexible Premium Variable Universal Life Insurance Policy. [See Exhibit 1(3)(a).]

          2. Opinion and consent of Edward P. Bank, Vice President and Deputy General Counsel, The Mutual Life Insurance Company of New York, as to legality of the securities being registered, to be filed by amendment.

          3. Not applicable.

          4. Not applicable.

          5. Not applicable.

          6. Opinion and consent of Evelyn L. Peos, FSA, as to actuarial matters, to be filed by amendment.

          7. Consent of Coopers & Lybrand L.L.P. as to financial statements of MONY America Variable Account L and of MONY Life Insurance Company of America, to be filed by amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY America Variable Account L of MONY Life Insurance Company of America, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 16 day of June, 1998.

                                          MONY AMERICA VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY OF AMERICA

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                              Michael I. Roth, Director,
                                              Chairman of the Board and Chief
                                              Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                                                                    DATE
---------                                                                                    ----

              /s/ MICHAEL I. ROTH                 Director, Chairman of the Board        June 16, 1998
------------------------------------------------    and Chief Executive Officer
                Michael I. Roth

               /s/ SAMUEL J. FOTI                 Director, President and Chief          June 16, 1998
------------------------------------------------    Operating Officer
                 Samuel J. Foti

              /s/ RICHARD DADDARIO                Director, Vice President and           June 16, 1998
------------------------------------------------    Controller
                Richard Daddario                    (Principal Financial and Accounting
                                                    Officer)

             /s/ KENNETH M. LEVINE                Director and Executive Vice President  June 16, 1998
------------------------------------------------
               Kenneth M. Levine

            /s/ PHILLIP A. EISENBERG              Director, Vice President and Chief     June 16, 1998
------------------------------------------------    Actuary
              Phillip A. Eisenberg

              /s/ MARGARET G. GALE                Director and Vice President            June 16, 1998
------------------------------------------------
                Margaret G. Gale

              /s/ CHARLES P. LEONE                Director and Vice President            June 16, 1998
------------------------------------------------
                Charles P. Leone

             /s/ RICHARD E. CONNORS               Director                               June 16, 1998
------------------------------------------------
               Richard E. Connors

              /s/ STEPHEN J. HALL                 Director                               June 16, 1998
------------------------------------------------
                Stephen J. Hall

                                 EXHIBIT INDEX

     1.(5) Form of Policy

                                      II-5